As filed with the Securities and Exchange Commission on October 29, 2003
Amendment No. 2 to Registration No. 333-106268
Post-Effective Amendment No. 3 to Registration No. 333-62222

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2
AND
POST-EFFECTIVE AMENDMENT NO. 3
TO

FORM S-3

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

PIEDMONT NATURAL GAS COMPANY, INC.

(Exact name of Registrant as specified in its charter)

North Carolina	**56-0556998**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1915 Rexford Road
Post Office Box 33068
Charlotte, NC 28233
(704) 364-3120
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

David J. Dzuricky
Senior Vice President and Chief Financial Officer
Piedmont Natural Gas Company, Inc.
1915 Rexford Road, Charlotte, NC 28211
(704) 731-4547
(Name, address, including zip code, and telephone numbers, including area code, of agent for service)

with copies to:

Jerry W. Amos, Esq.	**Christopher J. Moore, Esq.**
Nelson, Mullins, Riley & Scarborough, LLP	**Orrick, Herrington & Sutcliffe LLP**
Suite 2400, Bank Of America Corporate Center	**666 Fifth Avenue**
100 North Tryon Street	**New York, New York 10103-0001**
Charlotte, NC 28202-4021	**(212) 506-5000**
(704) 417-3000	

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

If the only securities being registered on this Form S-3 are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form S-3 are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Debt Securities(3) and Common Stock (no par value)(4) . .	$690,000,000	100%	$690,000,000	$40,450(5)

(1) Estimated under Rule 457(o) and (p) solely for the purpose of calculating the registration fee.
(2) Excluding accrued interest and accrued amortization of discount, if any, to the date of delivery.
(3) Plus such additional principal amount of Debt Securities as may be necessary such that, if Debt Securities are issued with an original issue discount, the aggregate initial offering price of all Debt Securities, Common Stock and Common Stock Rights will equal $690,000,000.
(4) Includes such indeterminate number of shares of Common Stock of the Registrant (and accompanying Rights), if any as (i) shall be issuable or deliverable upon conversion of any Debt Securities registered hereby which are convertible into such Common Stock and (ii) as may be required for delivery upon conversion, exercise or settlement of any such Debt Securities as a result of the anti-dilution provisions thereof. The Rights are subject to the registrant's Rights Agreement, dated as of February 27, 1998, as amended, between the registrant and Wachovia Bank, N.A., as Rights Agent, and until a triggering event thereunder, the Rights trade with, and cannot be separated from, the Common Stock.
(5) Reflects the amount paid in connection with the initial filing of Registration Statement 333-106268 and relates to the $500,000,000 of new Debt Securities and Common Stock being registered hereunder. This amount does not include any portion of the fees paid with respect to the $190,000,000 of unsold Debt Securities and Common Stock registered under Registration Statement No. 333-62222.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to an aggregate of $190,000,000 of unsold Debt Securities and Common Stock (and accompanying rights) registered under Registration Statement No. 333-62222, filed on June 4, 2001, for which a registration fee of $47,500 was paid. This Registration Statement, which is a new registration statement, also constitutes Post-Effective Amendment No. 3 to Registration Statement No. 333-62222 and such Post-Effective Amendment No. 3 shall hereafter become effective concurrent with the effectiveness of this Registration Statement.

The Registrant hereby amends this Registration Statement and Post-Effective Amendment No. 3 on such date or dates as may be necessary to delay their effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement and Post-Effective Amendment No. 3 shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement and Post-Effective Amendment No. 3 shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus supplement and the accompanying prospectus are not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated October 29, 2003
Preliminary Prospectus Supplement
(to Prospectus dated   )


$250,000,000

PIEDMONT NATURAL GAS COMPANY, INC.

$100,000,000   % Notes, Series E, Due 2013

$50,000,000   % Notes, Series E, Due 2023

$100,000,000   % Notes, Series E, Due 2033


Interest on the   % Notes Due 2013 (the " % Notes"), the   % Notes Due 2023 (the " % Notes") and the   % Notes Due 2033 (the " % Notes") (collectively, the "Notes") will be paid semiannually on January 1 and July 1, commencing on January 1, 2004. The   % Notes will mature on   , 2013, the   % Notes will mature on   , 2023 and the   % Notes will mature on   , 2033. The Notes will not be redeemable at any time prior to their applicable maturity and will be unsecured obligations that rank equally and ratably with all of our other unsecured indebtedness.

	Price to Investors(1)	Underwriting Discount	Proceeds, Before Expenses, to Underwriter
Per % Note	%	%	%
Total	$	$	$
Per % Note	%	%	%
Total	$	$	$
Per % Note	%	%	%
Total	$	$	$

(1) The price to the public for the Notes includes accrued interest, if any, from   of the Notes. The proceeds to us do not reflect the expenses we will pay in connection with the offering other than underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on this prospectus supplement and the accompanying Prospectus. Any representation to the contrary is a criminal offense.

The Notes will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions. The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about   .

Merrill Lynch & Co.
                Wachovia Securities
                        U.S. Bancorp Piper Jaffray
                                Sun Trust Robinson Humphrey
                                        BB&T Capital Markets

Prospectus Supplement dated   ,2003

S-1

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

THE COMPANY

Piedmont Natural Gas Company, Inc., is an energy services company primarily engaged in the distribution of natural gas to 920,000 residential, commercial and industrial customers in North Carolina, South Carolina and Tennessee, including 56,000 customers served by municipalities who are wholesale customers. Our subsidiaries are invested in non-utility, energy-related businesses, including unregulated retail natural gas and propane marketing and interstate and intrastate natural gas storage and transportation. We also sell residential and commercial gas appliances in Tennessee. As discussed in more detail under the heading "Recent Developments" in the accompanying Prospectus, we recently purchased additional natural gas properties that expanded our service area into eastern North Carolina.

USE OF PROCEEDS

We will use the net proceeds from the sale of the Notes to repay a portion of the $450 million of commercial paper that we issued on September 29, 2003, which was issued to partially finance the purchase of North Carolina Natural Gas Corporation and Progress Energy Inc.'s equity interest in Eastern North Carolina Natural Gas Company.

DESCRIPTION OF NOTES

The following description sets forth certain terms of the Notes that we will offer. This description supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of Debt Securities set forth under the heading "Description of Debt Securities" in the accompanying Prospectus (the "Prospectus"). You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying Prospectus. You should not assume that the information provided by this prospectus supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

General

The Notes are a single series of Debt Securities referred to as Medium-Term Notes Series E and will be issued under the Indenture referred to in the Prospectus between us and Citibank, N.A., as trustee (the "Trustee"). The Notes are limited to an offering price of $250,000,000. A description of the rights attaching to the Debt Securities under the Indenture can be found under the heading "Description of Debt Securities" in the Prospectus.

The   % Notes will mature on   , 2013, the   % Notes will mature on   , 2023 and the   % Notes will mature on   , 2033. We will pay interest on the Notes (on the basis of a 360-day year of twelve 30-day months) from the date of issuance or from the most recent interest payment date to which interest has been paid or provided for, semi-annually on January 1 and July 1 of each year. The first interest payment date will be January 1, 2004. On each interest payment date, we will pay interest to the person in whose name the Notes are registered at the close of business on the regular record date for that interest payment, which is the fifteenth day (whether or not a business day) of the calendar month next preceding the interest payment date.

The Notes will not be subject to redemption and will be denominated in U.S. dollars and will be issuable only in fully registered form in denominations of $100,000 and integral multiples of $1,000 in excess thereof.

Each Note will be issued as a "Book-Entry Note" registered in the name of the depositary or its nominee. So long as the depositary is the registered owner of the Master Security (as defined below under "Book-Entry System"), the depositary or its nominee, as the case may be, will be considered the holder of the Book-Entry Note or Notes represented by such Master Security for all purposes under the Indenture. See "Book-Entry System" below. Initially, DTC will be the depositary for the Notes.

Notes other than Book-Entry Notes may be presented for registration of transfer or exchange at the Corporate Trust Office of Citibank, N.A., in the Borough of Manhattan, The City of New York, under the circumstances described under "Description of Debt Securities — Exchange, Registration and Transfer" in the Prospectus.

We will be entitled to defease the Notes subject to compliance with the terms of the Indenture. See "Description of Debt Securities — Satisfaction and Discharge" in the Prospectus. We may at any time purchase Notes at any price in the open market or otherwise. Notes so purchased by us may be held or resold or, at our discretion, may be surrendered to the Trustee for cancellation. The Notes will not be entitled to the benefits of a sinking fund.

Payment of Principal and Interest

Principal of and interest payments on Book-Entry Notes registered in the name of the depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the Book-Entry Note as described under "Book-Entry Notes." Neither us, the Trustee, any paying agent nor the registrar for such Book-Entry Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Book-Entry Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect the depositary or its nominee, upon receipt of any payment of principal or interest in respect of a Book-Entry Note, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Book-Entry Note as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in such Book-Entry Note held through such participants will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

Payments of interest (other than interest payable at maturity or upon earlier redemption or repayment) on Notes issued in certificated form will be made by mailing a check to the holder at the address of such holder appearing on the Debt Securities Register (as defined in the Prospectus) on the applicable Record Date. The "Record Date" with respect to any interest payment date shall be the date fifteen calendar days immediately preceding such interest payment date whether or not such date is a business day. The first payment of interest on any Note issued between a Record Date and an interest payment date will be made on the interest payment date following the next succeeding Record Date to the holder on such next succeeding Record Date. The person in whose name any Note is registered at the close of business on the Record Date with respect to an interest payment date shall be entitled to receive interest on such date notwithstanding the cancellation of such Note upon any registration of transfer or exchange subsequent to such Record Date and prior to such interest payment date.

Notwithstanding the foregoing, a holder of $1,000,000 or more in aggregate principal amount of Notes, other than Book-Entry Notes, of like tenor and terms shall be entitled to receive such payments by wire transfer of immediately available funds, but only if appropriate payment instructions have been received in writing by the Trustee not less than fifteen days prior to the applicable interest payment date. Principal and interest payable at maturity or upon earlier repayment in respect of Notes, other than Book-Entry Notes, will be paid in immediately available funds upon surrender of such Notes at the Corporate Trust Office of Citibank, N.A. in the Borough of Manhattan, The City of New York or such other office or agency of ours maintained for such purpose in the Borough of Manhattan, The City of New York.

Book-Entry System

The information in this section concerning the depositary and the depositary's book-entry system has been obtained from sources (including DTC) that we believe to be reliable. We take no responsibility for the accuracy thereof.

Upon issuance, Book Entry Notes having the same original issue date, interest rate, maturity date and other terms, if any, will be represented by a single master security (the "Master Security"). Each Master Security representing Book-Entry Notes will be deposited with, or on behalf of, the depositary, and registered in the name of a nominee of the depositary. Book-Entry Notes will not be exchangeable for Certificated Notes at the option of the holder and, except as set forth below, will not otherwise be issuable in definitive form.

DTC has advised us and the Agents as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Direct and Indirect Participants are on file with the Securities and Exchange Commission.

Purchases of Book-Entry Notes under the DTC System must be made by or through Direct Participants. After we issue Book-Entry Notes represented by the Master Security, the depositary will credit, on its book-entry system, the respective principal amounts of the Book-Entry Notes represented by the Master Security to the accounts of Participants. The accounts to be credited shall be designated by the Agents or underwriters of such Book-Entry Notes, by certain other agents of ours or by us if such Book-Entry Notes are offered and sold directly by us. The ownership interest of each actual purchaser of each security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for the Book-Entry Notes is discontinued. To facilitate subsequent transfers, the Master Security deposited by Participants with DTC will be registered in the name of DTC's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of the Master Security with DTC and its registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. So long as the depositary for the Master Security, or its nominee, is the registered owner of the Master Security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Book-Entry Notes represented by such Master Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in Book-Entry Notes represented by the Master Security will not be entitled to have Book-Entry Notes represented by such Master Security registered in their names, will not receive or be entitled to receive physical delivery of Book-Entry Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Unless and until it is exchanged in whole or in part for individual certificates evidencing the Book-Entry Notes represented thereby, the Master Security may not be transferred except as a whole by the depositary for the Master Security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by the depositary or any nominee to a successor depositary or any nominee of such successor. Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. In addition, neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to Notes. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Payments of principal of and interest, if any, on the Book-Entry Notes represented by the Master Security registered in the name of the depositary or its nominee will be made by us through the Paying Agent to the depositary or its nominee, as the case may be, as the registered owner of the Master Security. There will be no responsibility or liability on us, the Trustee, any Paying Agent or the registrar of the Notes for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Master Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We have been advised that DTC will credit the accounts of Direct Participants with payment in amounts proportionate to their respective holdings in principal amount of interest in the Master Security as shown on the records of DTC. We have been advised that DTC's practice is to credit Direct Participants' accounts upon receipt of funds. We expect that payments by Participants to Beneficial Owners will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, Agent, or Issuer, subject to any statutory or regulatory requirements as may be in effect from time to time.

We may at any time and in our sole discretion determine not to use the depositary's book-entry system with respect to the Master Security and elect to use Global Securities, as described in the following sentence. In such event, upon issuance, all Book-Entry Notes having the same Issue Date, stated maturity date, reset, extension, redemption and repayment provisions, Interest Payment Period, Interest Payment Dates, Record Dates, and interest rate would be represented by a single global security (a "Global Security"). Each Global Security representing Book-Entry Notes would be deposited with, or on behalf of, the depositary, and registered in the name of the depositary or its nominee.

If the depositary with respect to the Master Security is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue Certificated Notes in exchange for the Book-Entry Notes represented by the Master Security. In addition, we may at any time and in our sole discretion determine not to use the depositary's book-entry system, and, in such event, will issue Certificated Notes in exchange for the Book-Entry Notes represented by the Master Security.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section describes certain United States federal income tax consequences of the acquisition and disposition of Notes as of the date hereof. Except where noted, this section deals only with Notes held as capital assets by initial purchasers, excluding those in special situations, such as foreign investors (including nonresident alien individuals and foreign corporations), dealers in securities, traders in securities that elect to mark-to-market, financial institutions, individual retirement or other tax-deferred accounts, tax-exempt organizations, insurance companies, persons who will hold Notes as a hedge against currency risk, persons who will hold Notes as part of a straddle or who have otherwise hedged the risk of ownership of the Notes, or holders whose "functional currency" is not the U.S. dollar. Furthermore, the discussion below is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in federal income tax consequences different from those discussed below.

The following discussion is limited to United federal income tax consequences only and does not address Federal estate tax consequences nor the tax consequences applicable of any state or local taxing jurisdiction. Each prospective holder of Note is urged to consult with its own tax advisor with respect to the United States federal, state and local tax consequences associated with the purchase, ownership and disposition of a Note as well as the tax consequences arising under the laws of any other taxing jurisdiction, and may not construe the following discussion as legal advice.

Interest on a Note will generally be taxable to a holder as ordinary income at the time it is paid or accrued in accordance with the holder's method of accounting for federal income tax purposes.

Upon a sale or exchange of a Note, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange (not including any amounts attributable to accrued and unpaid interest and subject to the rules discussed below relating to market discount) and the holder's adjusted basis in the Note for federal income tax purposes.

If a holder purchases a Note for less than its stated redemption price at maturity, in general, that difference will be market discount (unless the discount is less than 1/4 of 1 percent of the stated redemption price at maturity of the Note multiplied by the number of complete years remaining to maturity). In general, under the market discount rules, unless the holder elects to include market discount in income currently, any gain on a disposition of a market discount Note will be ordinary income to the extent of accrued market discount, and deductions for some or all of the interest on any indebtedness incurred or continued to purchase or carry the Note may be deferred until the disposition of the Note. Any election to include market discount in income currently generally applies to all debt instruments acquired by the electing holder during or after the first taxable year to which the election applies and is irrevocable without the consent of the United States Internal Revenue Service ("IRS"). A holder should consult a tax advisor before making the election.

A holder who purchases a Note for an amount greater than the amount payable at maturity of the Note may elect to amortize the bond premium. In the case of a holder that makes an election to amortize bond premium or has previously made an election that remains in effect, amortizable bond premium on the Note generally will be treated as a reduction of the interest income on a Note on a constant-yield basis (except to the extent regulations may provide otherwise) over the term of the Note. The basis of a debt obligation purchased at a premium is reduced by the amount of amortized bond premium. An election to amortize bond premium generally applies to all debt instruments (other than tax-exempt obligations) held by the electing holder on the first day of the first taxable year to which the election applies or thereafter acquired by such holder, and is irrevocable without consent of the IRS. A holder should consult a tax advisor before making the election.

Information Reporting and Backup Withholding

Where required, we will report to the holders of Notes and/or the IRS the amount of any interest paid on the Notes in each calendar year and the amounts of tax withheld, if any, with respect to those payments.

Holders of the Notes may be subject to backup withholding tax at a current rate of 28% with respect to payments on the Notes unless (i) the holder is a corporation or other "exempt recipient" or (ii) prior to payment, the holder provides the U.S. withholding agent with an accurate taxpayer identification number, makes the certifications required on IRS Form W-9 (or permitted substitute form) and otherwise complies with the requirements of the backup withholding rules.

In addition, upon the sale of a Note to (or through) a broker, the broker must backup withhold, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information. Such a sale must also generally be reported by the broker to the IRS, unless the broker determines that the seller is an exempt recipient. The term "broker" generally includes all persons who, in the ordinary course of a trade or business, stand ready to effect sales made by others, as well as brokers and dealers registered as such under the laws of the United States or a state. These requirements generally will apply to a United States office of a broker, and the information reporting requirements generally will apply to a foreign office of a United States broker, as well as to a foreign office of a foreign broker if the broker is (i) a controlled foreign corporation within the meaning of Section 957(a) of the Internal Revenue Code, (ii) a foreign person 50 percent or more of whose gross income from all sources for the 3-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the foreign broker has been in existence) was effectively connected with the conduct of a trade or business within the United States or (iii) a foreign partnership if it is engaged in a trade or business in the United States or if 50 percent or more of its income or capital interests are held by U.S. persons.

Generally, any amounts withheld under the backup withholding rules would be allowed as a refund or a credit against the holder's United States federal income tax.

THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. PERSONS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE ACQUISITION AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES OR OTHER TAX LAWS.

UNDERWRITING

We and Merrill Lynch, Pierce Fenner & Smith Incorporated, Wachovia Capital Markets, LLC, U.S. Bancorp Piper Jaffray, Inc., Sun Trust Capital Markets, Inc. and BB&T Capital Markets, a division of Scott and Stringfellow, Inc. (the "Underwriters"), entered into an agency agreement with respect to the Notes offered under this prospectus supplement. Simultaneously with the execution of the agency agreement, we and the Underwriters entered into a purchase agreement (the "Purchase Agreement") pursuant to which we have agreed to sell to the Underwriters and the Underwriters severally have agreed to purchase from us, the principal amounts of the Notes listed opposite their names below.

Underwriter	% Notes Principal Amount	% Notes Principal Amount	% Notes Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$
Wachovia Capital Markets, LLC			
U.S. Bancorp Piper Jaffray, Inc.			
Sun Trust Capital Markets, Inc.			
BB&T Capital Markets, a division of Scott and Stringfellow, Inc.			
Total	$100,000,000	$50,000,000	$100,000,000

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect to those liabilities.

The Underwriters are offering the Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal maters by their counsel, including the validity of the Notes, and other conditions contained in the Purchase Agreement, such as the receipt by the Underwriters of officer's certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The Underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of   % of the principal amount of the Notes. The Underwriters may allow, and the dealers may reallow, a discount not in excess of   % of the principal amount of the Notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The expenses of the offering, not including the underwriting discount, are estimated to be $150,000 and are payable by us.

New Issues of Notes

The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes on any automated dealer quotation system. We have been advised by the Underwriters that they presently intend to make a market in the Notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the Underwriters are permitted to engage in transactions that stabilize the market price of the Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Notes. If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are on the cover page of this prospectus supplement, the Underwriters may reduce that short position by purchasing Notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor any of the Underwriters makes any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

VALIDITY OF NOTES

The validity of the Notes will be passed upon for us by Nelson, Mullins, Riley & Scarborough, LLP, Charlotte, North Carolina, and for the Agents by Orrick, Herrington & Sutcliffe LLP, New York, New York.

SUBJECT TO COMPLETION DATED OCTOBER 29, 2003

PROSPECTUS

PIEDMONT NATURAL GAS COMPANY, INC.

By this prospectus, we offer up to

$690,000,000

of debt securities and common stock

Our Common Stock is traded on the New York Stock Exchange, or NYSE, under the symbol "PNY." Each prospectus supplement will list the exchanges, if any, on which any Debt Securities issued thereunder will be listed.

WE WILL PROVIDE SPECIFIC TERMS OF THESE SECURITIES IN SUPPLEMENTS TO THIS PROSPECTUS. THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT. YOU SHOULD READ THIS PROSPECTUS AND THE PROSPECTUS SUPPLEMENTS CAREFULLY BEFORE YOU INVEST.

We may offer our securities at a fixed public offering price or at varying prices determined at the time of sale. Our securities may be offered through underwriters, agents or dealers. The supplements to this prospectus will describe the terms of any particular plan of distribution, including any underwriting arrangements. The "Plan of Distribution" section of this prospectus also provides more information on this topic.

Our principal executive offices are maintained at 1915 Rexford Road, Post Office Box 33068, Charlotte, North Carolina 28233, and our telephone number is (704) 364-3120.

Investing in our securities involves risks that are described in the "Risk Factors" section beginning on page 3 of this prospectus. Additional risks relating to a particular security may appear in the accompanying prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is , 2003.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

This Prospectus Summary calls your attention to selected information in this document but may not contain all the information that is important to you. To better understand the offering and for a more complete description of the offering, you should read this entire document carefully, including particularly the "Risk Factors" section, as well as the documents we have referred you to in the section called "Incorporation of Certain Documents by Reference."

The Company

Piedmont Natural Gas Company, Inc., is an energy services company primarily engaged in the distribution of natural gas to 920,000 residential, commercial and industrial customers in North Carolina, South Carolina and Tennessee, including 56,000 customers served by municipalities who are wholesale customers. Our subsidiaries are invested in non-utility, energy-related businesses, including unregulated retail natural gas and propane marketing and interstate and intrastate natural gas storage and transportation. We also sell residential and commercial gas appliances in Tennessee. As discussed in more detail under the heading "Recent Developments," we recently purchased additional natural gas properties that expanded our service area into eastern North Carolina.

Recent Developments

Effective at the close of business on September 30, 2003, we purchased for $417.5 million in cash 100% of the common stock of North Carolina Natural Gas Corporation (NCNG). NCNG, previously a natural gas distribution subsidiary of Progress Energy, Inc. (Progress), served approximately 180,000 customers in eastern North Carolina, including 56,000 customers served by four municipalities who were wholesale customers of NCNG. The purchase price for the NCNG common stock will be increased by the amount of NCNG's working capital on the closing date. Based on a preliminary working capital schedule, the closing date working capital was approximately $32.4 million. NCNG was merged into Piedmont Natural Gas Company, Inc., immediately following the closing. We also purchased for $7.5 million in cash Progress' equity interest in Eastern North Carolina Natural Gas Company (EasternNC). EasternNC is a regulated utility that has a certificate of public convenience and necessity to provide natural gas service to 14 counties in eastern North Carolina. See "THE COMPANY — Recent Developments."

Securities We May Offer under this Prospectus

We may use this prospectus from time to time to sell up to $690,000,000 of debt securities, common stock, or a combination of debt securities and common stock. This prospectus is a part of a "shelf" registration process, under which we may, over a period not expected to exceed two years, sell these securities in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

Use of Proceeds

Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities to repay $450 million of commercial paper issued on September 29, 2003, to partially finance the purchase of NCNG and Progress' equity interest in EasternNC. The remainder is expected to be used for general corporate purposes, including construction of additional facilities, the repayment of other short-term debt and working capital needs.

RISK FACTORS

A decrease in the availability of adequate pipeline transportation capacity could reduce our revenues and profits. Our gas supply depends upon the availability of adequate pipeline transportation capacity. We purchase a substantial portion of our gas supply from interstate sources. Interstate pipeline companies transport the gas to our system. A decrease in interstate pipeline capacity available to us or an increase in competition for interstate pipeline transportation service could reduce our normal interstate supply of gas.

Changes in federal regulations could reduce the availability or increase the cost of our interstate gas supply and thereby result in lower revenues and profits. We purchase our gas supply from interstate sources. The Federal Energy Regulatory Commission regulates the transmission of the natural gas we receive from interstate sources, and it could increase our transportation costs or decrease our available pipeline capacity by changing its regulatory policies. Such regulatory actions could result in lower revenues and profits.

Abnormal weather conditions may cause our revenues and profits to vary from year to year. Our revenues vary from year to year, depending in part on weather conditions. We estimate that approximately 50% to 60% of our annual gas sales are to temperature-sensitive customers. As a result, mild winter temperatures can cause a decrease in the amount of gas we sell in any year.

The protection against abnormal weather conditions afforded by our Weather Normalization Adjustment (WNA) mechanism depends upon continued regulatory approval, the loss of which could adversely affect our revenues and profits. We have a WNA mechanism in all three states in which we distribute natural gas that partially offsets the impact that unusually cold or warm weather has on residential and commercial customer billings and margin. The WNA is most effective in a reasonable temperature range relative to normal weather using 30 years of history. The WNA generated revenues from customers of $19.8 million in 2002, refunds to customers of $8.5 million in 2001 and revenues of $19.3 million in 2000. Weather 15% warmer than normal was experienced in 2002, compared with 8% colder than normal in 2001 and 13% warmer than normal in 2000. The protection afforded by the WNA depends upon continued regulatory approval.

The potential that our customers may be able to acquire natural gas without using our distribution system could result in lower revenues and profits. Our larger customers can obtain their natural gas supplies by purchasing natural gas directly from interstate suppliers, local producers or marketers and arranging for alternate transportation of the gas to their plants or facilities. Customers may undertake such a bypass of our distribution system in order to achieve lower prices for their gas service. Our larger customers who are in close proximity to alternative supplies would be most likely to consider taking this action. This potential to bypass our distribution system creates a risk of the loss of large customers and thus could result in lower revenues and profits.

Regulatory actions at the state level could result in lower revenues and profits. Our natural gas distribution operations are regulated by the North Carolina Utilities Commission, the Public Service Commission of South Carolina and the Tennessee Regulatory Authority. Our operating revenues are generated by our regulated segment. We face the risk that one or more of these regulatory commissions may fail to grant us adequate and timely rate increases or may take other actions that would cause a reduction in our operating income, such as limiting our ability to pass on to our customers our increased costs of natural gas. Such regulatory actions could result in lower revenues and profits.

Volatility in the price of natural gas could reduce our revenues and profits. Significant increases in the price of natural gas would likely cause our retail customers to conserve or switch to alternate sources of energy. Any decrease in the volume of gas we sell that is caused by such actions would reduce our profits.

Our ability to remain competitive with alternate fuels is subject to continued regulatory approval, the loss of which could adversely affect our revenues and profits. Our three state regulatory commissions have authorized us to negotiate lower rates to industrial customers when necessary to remain competitive. We are generally permitted to recover margin losses resulting from these negotiated transactions. The ability to recover such negotiated margin reductions is subject to continuing regulatory approvals. Higher prices could also make it more difficult to add new customers.

We do not generate sufficient cash flows to meet all our cash needs. Historically, we have made large capital expenditures in order to finance the expansion and upgrading of our distribution system. As a result, we have funded a portion of our cash needs through borrowings and by offering new securities into the market. For example, by sales of common stock through our Dividend Reinvestment and Stock Purchase Plan, we generated cash in the amount of $18.5 million in 2002, $15.4 million in 2001 and $15.5 million in 2000. During those same three years, our outstanding short-term borrowings under committed bank lines of credit ranged from $0 to $57 million, $0 to $148.5 million and $0 to $156 million, respectively. In 2001, we sold $60 million of medium-term notes. Our cash needs vary from year to year, and, as a result of our recent acquisitions (see "Recent Developments"), our cash needs will likely increase in the future. Our dependency on external sources of financing creates the risks that our profits could decrease as a result of high capital costs and that lenders could impose onerous and unfavorable terms on us as a condition to granting us loans. We also risk the possibility that we may not be able to secure external sources of cash necessary to fund our operations.

As a result of cross-default provisions in our borrowing arrangements, we may be unable to satisfy all of our outstanding obligations in the event of a default on our part. The indenture under which our outstanding medium-term notes were issued, the loan agreements under which we issued our outstanding senior notes and the loan agreements for our short-term bank lines of credit contain cross-default provisions which provide that we will be in default under the indenture or loan agreements in the event of certain defaults under the indenture or other loan agreements. Accordingly, should an event of default occur under one of our debt agreements, we face the prospect of being in default under all of our debt agreements and obliged in such instance to satisfy all of our outstanding indebtedness.

Our ability to pay dividends on our common stock is limited. We cannot assure you that we will continue to pay dividends at our current annual dividend rate or at all. In particular, our ability to pay dividends in the future will depend upon, among other things, our future earnings, cash requirements and covenants under our debt instruments.

Any offering of common stock under these registration statements could have the effect of reducing our earnings per share. A future offering of common stock would likely increase the number of shares of common stock outstanding considered in computing our earnings per share. We may be unable to generate additional earnings sufficient to offset the additional shares to be outstanding as a result of any such offering and, if so, the effect of any such offering may be to reduce our earnings per share from the amount we would have reported if we did not effect such offering.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our earnings and financial condition. Terrorist attacks, such as the attacks that occurred in New York, Pennsylvania and Washington, D.C., on September 11, 2001, and future wars or risk of wars may adversely impact our results of operations, our ability to raise capital and our future growth. The impact that possible terrorist attacks may have on our industry in general, and on us in particular, is not known at this time but could likely lead to increased volatility in gas prices. Uncertainty surrounding the current situation in Iraq, future military strikes or sustained military campaigns may impact our operations in unpredictable ways, including disruptions of fuel or gas supplies and markets, and the possibility that infrastructure facilities, including pipelines, processing plants and storage facilities, could be direct targets of, or indirect casualties of, an act of terror. Terrorist activity may also hinder our ability to transport gas if transportation facilities or pipelines become damaged as a result of an attack. In addition, war or risk of war may have an adverse effect on the economy in our service areas. A lower level of economic activity could result in a decline in energy consumption which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war also could affect our ability to raise capital.

There is a limited trading market for our common stock and you may not be able to resell your shares at or above the price you pay for them. The price of our common stock that you purchase in this offering may decrease significantly. Our common stock is quoted on the New York Stock Exchange under the symbol "PNY." A public trading market having the desired characteristics of liquidity and order depends on the presence in the market of willing buyers and sellers at any given time. While certain of the underwriters are currently market makers in our common stock on the New York Stock Exchange, none of them is obligated to remain a market maker. The presence of willing buyers and sellers depends on the individual decisions of investors and general economic conditions, all of which are beyond our control.

Future sales of shares of our common stock in the market, or the perception that such sales may occur, may depress our common stock price. If our existing shareholders sell our common stock in the market following this offering, or if there is a perception that these sales may occur, the market price of our common stock could decline. In addition, our board of directors has the authority to issue additional shares of authorized but unissued common stock without the vote of our shareholders. Additional issuances of common stock would dilute the ownership percentage of existing shareholders and may dilute the earnings per share of common stock.

Provisions of our Articles of Incorporation and By-Laws could deter takeover attempts that some shareholders may consider desirable. Provisions contained in our Articles of Incorporation and By-Laws may hinder an acquisition of our company. For example, our Articles of Incorporation require that certain acquisitions be approved by holders of 66⅔% or more of our outstanding shares of common stock. Also, our Articles of Incorporation allow our board of directors to authorize preferred stock with designations and rights that the board may determine at its discretion. Our board of directors may be able to use this authority in a manner that could delay, defer or prevent a change in control. Our Articles of Incorporation establish a board with staggered, three-year terms for our directors. The existence of these provisions may deprive you of any opportunity to sell your shares at a premium over the prevailing market price for our common stock. The potential inability of our shareholders to obtain a control premium could reduce the market price of our common stock.

The future market price of our common stock could be volatile. The trading price of our common stock could be subject to wide fluctuations in response to variations in operating results caused by weather, changes in gas prices, operating costs or uninsured losses, financial results that are different from securities analysts' forecasts, interest rates and other events or factors, many of which we do not control. In addition, fluctuations in the market prices for shares of comparable companies or broad market fluctuations may reduce the market price of our common stock.

Increases in our leverage could adversely affect our ability to service our debt obligations and to pay dividends on our common stock and our ability to access capital on favorable terms. An increase in our leverage could adversely affect us by:

- increasing the cost of future debt financing;
- prohibiting the payment of dividends on common stock or adversely impacting our ability to pay such dividends at the current rate;

- making it more difficult for us to satisfy our existing financial obligations;
- limiting our ability to obtain additional financing, if we need it, for working capital, acquisitions, debt service requirements or other purposes;
- increasing our vulnerability to adverse economic and industry conditions;
- requiring us to dedicate a substantial portion of our cash flows from operations to payments on our debt, which would reduce funds available for operations, future business opportunities or other purposes; and
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete.

ABOUT THIS PROSPECTUS

This prospectus is part of two registration statements that we have previously filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this shelf process, we may, over a period not expected to exceed two years, sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $690,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

We may use this prospectus to offer from time to time up to $690,000,000 of our debt securities and our common stock.

For more detailed information about the securities, you can read the exhibits to the registration statements. Those exhibits have been either filed with the registration statements or incorporated by reference to earlier SEC filings listed in the registration statements. We believe that all of those exhibits are important to a full understanding of the securities. The Indenture, as supplemented (Exhibits 4.1, 4.2 and 4.3), any form of Debt Security (Exhibit 4.4), the form of Master Global Note (Exhibit 4.5) and the Statement of Eligibility of Trustee on Form T-1 (Exhibit 25.1) are particularly important for a better understanding of the Debt Securities. Our Articles of Incorporation, as amended (Exhibits 4.6 and 4.7), By-Laws (Exhibit 4.8), Rights Agreement (Exhibit 4.9) and Specimen Common Stock Certificate (Exhibit 4.10) are particularly important for a full understanding of the Common Stock.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act. You may read and copy this information at, and you may also obtain copies of this information by mail from, the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is *http://www.sec.gov.* You can also obtain additional information about us at our web site: *http://www.piedmontng.com.* Information on our website is not part of this prospectus.

Our common stock is listed on the New York Stock Exchange, and you can inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed with the SEC two registration statements on Form S-3 that cumulatively register the securities we are offering. The registration statements, including the attached exhibits and schedules, contain additional relevant information about us and the securities offered. The rules and regulations of the SEC allow us to omit certain information included in the registration statements from this prospectus. The excluded information includes (a) the cover page to the registration statements, (b) information regarding the estimated expenses of issuing and distributing the securities, (c) information regarding certain indemnification of directors and officers permitted by North Carolina law and set forth in our Articles of Incorporation, as amended, our By-Laws, as amended, and in the forms of Underwriting Agreement and Agency Agreement, (d) certain undertakings that are applicable to this offering and (e) the exhibits attached to the registration statement.

Incorporation of Certain Documents by Reference

The SEC allows us to "incorporate by reference" information into this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document or is included in a subsequently filed document which is also incorporated by reference.

This prospectus includes by reference the following documents that we have previously filed with the SEC and that we have not included or delivered with this document:

- our Annual Report on Form 10-K (as amended) (SEC File No. 001-06196) for the year ended October 31, 2002,

- our Quarterly Reports on Form 10-Q (SEC File No. 001-06196) for the quarters ended January 31, 2003, April 30, 2003 and July 31, 2003, and

- our Current Reports on Form 8-K (SEC File No. 001-06196) filed with the SEC on November 6, 2002, December 23, 2002, January 8, 2003, February 28, 2003, May 30, 2003, June 13, 2003, June 27, 2003, August 22, 2003, September 5, 2003 and October 9, 2003.

These documents contain important information about us, our common stock, our debt securities and our financial condition.

We incorporate by reference additional documents that we may file with the SEC between the date of this prospectus and the date of the closing of each offering. These documents include periodic reports, such as Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements.

You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address or telephone number:


Office of The Secretary
Piedmont Natural Gas Company, Inc.
1915 Rexford Road
Post Office Box 33068
Charlotte, North Carolina 28233
Telephone Number (704) 364-3120


By incorporating the foregoing documents, we do not intend to incorporate any exhibit or other information that, in accordance with applicable law or SEC rule or regulation, was "furnished" but not filed.

FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus and the documents that we incorporate by reference that constitute forward-looking statements concerning, among others, plans, objectives, proposed capital expenditures and future events or performance. Our statements reflect our current expectations and involve a number of risks and uncertainties. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ include:

- Regulatory issues, including those that affect allowed rates of return, terms and conditions of service, rate structures and financings. We are impacted by regulation of the North Carolina Utilities Commission (NCUC), the Public Service Commission of South Carolina (PSCSC) and the Tennessee Regulatory Authority (TRA). In addition, we purchase natural gas transportation and storage services from interstate and intrastate pipeline companies whose rates and services are regulated by the Federal Energy Regulatory Commission (FERC) and the NCUC, respectively.

- Residential, commercial and industrial growth in our service areas. The ability to grow our customer base and the pace of that growth are impacted by general business and economic conditions such as interest rates, inflation, fluctuations in the capital markets and the overall strength of the economy in our service areas and the country.

- Deregulation, unanticipated impacts of restructuring and competition in the energy industry. We face competition from electric companies and energy marketing and trading companies. As a result of deregulation, we expect this highly competitive environment to continue.

- The potential loss of large-volume industrial customers due to alternate fuels or to bypass or the shift by such customers to special competitive contracts at lower per-unit margins.

- Regulatory issues, customer growth, deregulation, economic and capital market conditions, the costs and availability of natural gas and weather conditions can impact our ability to meet internal performance goals.

- The capital-intensive nature of our business. In order to maintain our historic growth, we must construct additions to our natural gas distribution system each year. The cost of this construction may be affected by the cost of obtaining governmental approvals, development project delays or changes in project costs. Weather, general economic conditions and the cost of funds to finance our capital projects can materially alter the cost of a project. Our cash flows are not adequate to finance the cost of this construction. As a result, we must fund a portion of our cash needs through borrowings and the issuance of common stock.

- Changes in the availability and cost of natural gas. To meet firm customer requirements, we must acquire sufficient gas supplies and pipeline capacity to ensure delivery to our distribution system while also ensuring that our supply and capacity contracts will allow us to remain competitive. Natural gas is an unregulated commodity subject to market supply and demand and price volatility. We have a diversified portfolio of local peaking facilities, transportation and storage contracts with interstate pipelines and supply contracts with major producers and marketers to satisfy the supply and delivery requirements of our customers. Because these producers, marketers and pipelines are subject to operating and financial risks associated with exploring, drilling, producing, gathering, marketing and transporting natural gas, their risks also increase our exposure to supply and price fluctuations. We engage in hedging activity to reduce price volatility for our customers.

- Changes in weather conditions. Weather conditions and other natural phenomena can have a large impact on our earnings. Severe weather conditions can impact our suppliers and the pipelines that deliver gas to our distribution system. Extended mild or severe weather, either during the winter period or the summer period, can have a significant impact on the demand for and the cost of natural gas.

- Changes in environmental regulations and cost of compliance.

- Earnings from our equity investments. We have investments in unregulated retail energy marketing services, interstate liquefied natural gas (LNG) storage operations, intrastate and interstate pipeline operations and unregulated retail propane operations. These companies have risks that are inherent to their industries and, as an equity investor, we assume such risks.

All of these factors are difficult to predict and many are beyond our control. Accordingly, while we believe the assumptions underlying these forward-looking statements to be reasonable, there can be no assurance that these statements will approximate actual experience or that the expectations derived from them will be realized. When used in our documents or oral presentations, the words "anticipate," "believe," "intend," "plan," "estimate," "expect," "objective," "projection," "budget," "forecast," "goal" or similar words or future or conditional verbs such as "will," "would," "should," "could" or "may" are intended to identify forward-looking statements.

Forward-looking statements reflect our current expectations only as of the date they are made. We assume no duty to update these statements should expectations change or actual results differ from current expectations except as required by applicable laws and regulations.

THE COMPANY

Piedmont Natural Gas Company, Inc., is an energy services company primarily engaged in the distribution of natural gas to 920,000 residential, commercial and industrial customers in North Carolina, South Carolina and Tennessee, including 56,000 customers served by four municipalities who are our wholesale customers. Our subsidiaries are invested in non-utility, energy-related businesses, including companies involved in unregulated retail natural gas and propane marketing and interstate and intrastate natural gas storage and transportation. We also sell residential and commercial gas appliances in Tennessee. In the Carolinas, our service area is comprised of numerous cities, towns and communities including Anderson, Greenville, Spartanburg and Gaffney in South Carolina and Charlotte, Salisbury, Greensboro, Winston-Salem, High Point, Burlington, Hickory, Spruce Pine, Reidsville, Fayetteville, New Bern, Wilmington, Tarboro, Elizabeth City, Indian Trail, Rockingham and Goldsboro in North Carolina. In Tennessee, our service area is the metropolitan area of Nashville. In North Carolina, we also provide wholesale natural gas service to Greenville, Monroe, Rocky Mount and Wilson.

In 1994, our predecessor, which was incorporated in 1950 under the same name, was merged into a newly formed North Carolina corporation for the purpose of changing our state of incorporation to North Carolina.

We have two reportable business segments, domestic natural gas distribution and retail energy marketing services. The domestic natural gas business is conducted by us and two wholly owned subsidiaries of our subsidiary, Piedmont Energy Partners – Piedmont Intrastate Pipeline Company and Piedmont Interstate Pipeline Company – and by our subsidiary, Piedmont Greenbrier Pipeline Company LLC, through their investments in ventures accounted for under the equity method. Piedmont Intrastate owns 21.48% of the membership interests of Cardinal Pipeline Company, L.L.C., a North Carolina limited liability company ("Cardinal"). Cardinal owns and operates a 104-mile intrastate natural gas pipeline in North Carolina. Piedmont Interstate owns 40.0587% of the membership interests of Pine Needle LNG Company, L.L.C., a North Carolina limited liability company ("Pine Needle"). Pine Needle owns an interstate liquefied natural gas (LNG) storage facility in North Carolina. Piedmont Greenbrier owns 33% of the membership interests of Greenbrier Pipeline Company LLC ("Greenbrier"). Greenbrier proposes to build a 280-mile interstate gas pipeline originating in West Virginia and extending through Virginia to North Carolina. Our membership interests in Cardinal, Pine Needle and Greenbrier entitle us to participate in the profits and losses of these entities in proportion to our membership interests. The retail energy marketing services business is conducted by a subsidiary of Piedmont Energy Partners – Piedmont Energy Company. Piedmont Energy owns 30% of the membership interests of SouthStar Energy Services LLC, a Delaware limited liability company ("SouthStar"). SouthStar sells natural gas to residential, commercial and industrial customers in the southeastern United States. SouthStar conducts most of its business in the state of Georgia. Our membership interest in SouthStar entitles us to share in 30% of the profits and losses of SouthStar until SouthStar's cumulative return equals 17% on contributed capital, and various percentages thereafter based on actual margin (revenues less cost of gas) generated in four defined geographic service areas.

Piedmont Propane Company, a wholly owned subsidiary of Piedmont Energy Partners, owns 20.69% of the membership interest in US Propane, L.P., which owns all of the general partnership interest and approximately 26% of the limited partnership interest in Heritage Propane Partners, L.P. (NYSE:HPG). Heritage is a marketer of propane through a nationwide retail distribution network.

Our utility operations are subject to regulation by the NCUC, the PSCSC and the TRA as to rates, service area, adequacy of service, safety standards, extensions and abandonment of facilities, accounting and depreciation. We are also subject to regulation by the NCUC as to the issuance of securities. We are also subject to or affected by various federal regulations. These federal regulations include regulations that are particular to the natural gas industry, such as regulations of the FERC that affect the availability of and the prices paid for the interstate transportation of natural gas, regulations of the Department of Transportation that affect the construction, operation and maintenance of natural gas distribution systems and regulations of the Environmental Protection Agency relating to the use and release into the environment of hazardous wastes. In addition, we are subject to numerous regulations, such as those relating to employment practices, that are generally applicable to companies doing business in the United States.

Our principal executive offices are maintained at 1915 Rexford Road, Post Office Box 33068, Charlotte North Carolina 28233, and our telephone number is (704) 364-3120. Our web site is *http:/www.piedmontng.com*. Information on our web site is not part of this prospectus.

Recent Developments

Effective at the close of business on September 30, 2003, we purchased for $417.5 million in cash 100% of the common stock of North Carolina Natural Gas Corporation (NCNG). NCNG, previously a natural gas distribution subsidiary of Progress Energy, Inc. (Progress), served approximately 180,000 customers in eastern North Carolina, including 56,000 customers served by four municipalities who were wholesale customers of NCNG. The purchase price for the NCNG common stock will be increased by the amount of NCNG's working capital on the closing date. Based on a preliminary working capital schedule, the closing date working capital was approximately $32.4 million. NCNG was merged into Piedmont Natural Gas Company, Inc., immediately following the closing. The purchase price of $417.5 million is approximately 1.08 times NCNG's net plant as of June 30, 2003. Net plant is the sum of utility plant in service and construction work in progress less accumulated depreciation. We also purchased for $7.5 million in cash Progress' equity interest in Eastern North Carolina Natural Gas Company (EasternNC). EasternNC is a regulated utility that has a certificate of public convenience and necessity to provide natural gas service to 14 counties in eastern North Carolina. Progress' equity interest in EasternNC consisted of 50% of EasternNC's outstanding common stock and 100% of EasternNC's outstanding preferred stock. We are obligated to purchase additional authorized but unissued shares of such preferred stock for $14.4 million. As a result of our acquisition of an equity interest in EasternNC and pursuant to an order of the SEC, we became an exempt holding company under the Public Utility Holding Company Act of 1935, as amended.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities to repay $450 million of commercial paper issued on September 29, 2003, to partially initially finance the purchase of NCNG and Progress' equity interest in EasternNC. The remainder of the proceeds is expected to be used from time to time for general corporate purposes, including construction of additional facilities, the repayment of other short-term debt and working capital needs. As of July 31, 2003, we had $45 million of short-term borrowings outstanding at an average interest rate of 1.56%. Pending such use, we may temporarily invest the net proceeds in investment grade securities. We may, from time to time, engage in additional capital financing of a character and in amounts to be determined by us in light of our needs at such time or times and in light of prevailing market conditions. If we elect at the time of an issuance of the securities to make different or more specific use of proceeds other than as stated above, we will describe such use in the prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The following are the consolidated ratios of earnings to fixed charges for the twelve-month period ended July 31, 2003, and each of our fiscal years in the five-year period ended October 31, 2002:

	Twelve Months Ended July 31, 2003	Years Ended October 31				
		2002	2001	2000	1999	1998
Ratio of Earnings to Fixed Charges(1)	3.49	3.36	3.10	3.33	3.71	3.63

The ratio of earnings to fixed charges for the most recent fiscal year (2002) on a pro forma basis giving effect to the purchase of NCNG and Progress' interest in EasternNC and the assumed increase in the long-term debt used to finance a portion of the purchase is 2.60.

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(1) For purposes of computing the consolidated ratios, "earnings" represent our net income from continuing operations plus applicable income taxes and fixed charges, and "fixed charges" represent interest expense, amortization of debt discount, premium and expense, and a portion of lease payments considered to represent an interest factor.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

Piedmont Natural Gas Company

Set forth below is our selected historical consolidated financial information as of the dates and for the periods indicated. We derived the consolidated income statement data for the fiscal years ended October 31, 2002, 2001 and 2000, and the consolidated balance sheet data at October 31, 2002 and 2001, from audited financial statements incorporated by reference in this prospectus and contained in our most recent Annual Report on Form 10-K. The remaining data is derived from financial statements incorporated by reference in this prospectus and contained in our Quarterly Report on Form 10-Q for the period ended July 31, 2003. These quarterly financial statements have not been audited, but, in the opinion of management, contain all adjustments, including normal recurring accruals, necessary to present fairly our financial position and results of operations and cash flows for the applicable periods. See "Where You Can Find More Information" in this prospectus.

	Nine Months Ended July 31		Years Ended October 31		
	2003	2002	2002	2001	2000
	(In thousands except per share amounts)				
Income Statement Data					
Margin (Utility Operating Revenues less Cost of Gas)	$ 321,008	$289,632	$335,794	$ 337,978	$318,331
Utility Operating Revenues	1,041,397	710,550	832,028	1,107,856	830,377
Net Income	79,319	74,038	62,217	65,485	64,031
Cash Dividends Per Share of Common Stock	$ 1.23	$ 1.185	$ 1.585	$ 1.52	$ 1.44
Earnings Per Share of Common Stock:					
Basic	$ 2.38	$ 2.26	$ 1.90	$ 2.03	$ 2.03
Diluted	$ 2.37	$ 2.25	$ 1.89	$ 2.02	$ 2.01

		At October 31	
	At July 31, 2003	2002	2001
		(In thousands)	
Balance Sheet Data			
Total Assets	$1,510,807	$1,445,088	$1,393,658
Long-Term Debt	460,000	462,000	509,000
Stockholders' Equity	645,144	589,596	560,379

North Carolina Natural Gas Corporation (NCNG)

Set forth below is the selected historical consolidated financial information of NCNG. Effective at the close of business on September 30, 2003, we purchased 100% of the common stock of NCNG and Progress' equity interest in Eastern North Carolina Natural Gas Company (EasternNC). Progress' equity interest in EasternNC consists of 50% of EasternNC's outstanding common stock and 100% of EasternNC's outstanding preferred stock. We derived the income statement data for the fiscal years ended December 31, 2002, 2001 and 2000, and the balance sheet data at December 31, 2002 and 2001, from the audited financial statements of NCNG as restated which are set forth in Appendix A to this prospectus. The remaining data is derived from financial statements of NCNG that have not been audited. The interim unaudited financial statements of NCNG at June 30, 2003 and December 31, 2002, and for the six-month periods ended June 30, 2003 and 2002 are set forth in Appendix B.

	Six Months Ended June 30		Years Ended December 31		
	2003	2002	2002 (As Restated)	2001 (As Restated)	2000 (As Restated)
			(In thousands)		
Income Statement Data					
Operating Revenues	$217,340	$151,024	$ 313,988	$318,808	$345,598
Income (Loss) Before Cumulative Effect of Accounting Change	3,398	7,389	(119,653)(1)	2,326	8,151
Net Income (Loss)	3,398	(44,905)(2)	(171,947)(1)(2)	2,326	8,151

		At June 30		At December 31	
		2003	2002	2002 (As Restated)	2001 (As Restated)
				(In thousands)	
Balance Sheet Data					
Total Assets		$515,853	$624,606	$527,392	$692,537
Long-Term Debt		—	—	—	—
Stockholder's Equity		249,934	379,433	246,523	424,325

(1) Includes an impairment charge of $126.3 million to goodwill attributable to Progress' original acquisition of NCNG in 1999.

(2) Includes the cumulative effective of an accounting change to reduce the carrying value of goodwill by $52.3 million upon the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA

Set forth below is selected unaudited pro forma combined condensed consolidated financial data after accounting for the acquisitions of NCNG and Progress' equity interest in EasternNC and the issuance of securities for the repayment of short-term debt used to initially finance the acquisitions. The pro forma adjustments are based upon available information and certain assumptions that we believe are identifiable and objectively measurable. The selected unaudited pro forma combined condensed consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the combined company that would have occurred had the acquisitions occurred at the beginning of the period presented, nor is the selected unaudited pro forma combined condensed consolidated financial data necessarily indicative of future operating results or the financial position of the combined company. The selected unaudited pro forma combined condensed consolidated financial data was derived from and should be read in conjunction with the unaudited pro forma combined condensed consolidated financial statements and the related notes included in "Unaudited Pro Forma Combined Condensed Consolidated Financial Statements" in this prospectus and should be read in conjunction with our consolidated financial statements incorporated by reference in this prospectus and those of NCNG provided elsewhere in this prospectus.

	Nine Months Ended July 31, 2003	Year Ended October 31, 2002
	(In thousands)	
Income Statement Data		
Margin	$ 393,645	$ 422,922
Operating Revenues	1,361,449	1,145,958
Income from Continuing Operations	82,586	64,062

	At July 31, 2003
	(In thousands)
Balance Sheet Data	
Total Assets	$2,026,496
Long-Term Debt	710,000
Shareholders' Equity	838,144

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Pro Forma Information

The unaudited pro forma information reflects the historical combined condensed consolidated financial data of Piedmont and NCNG after accounting for the acquisitions of NCNG and Progress' equity interest in EasternNC and the issuance of securities for the repayment of short-term debt used to initially finance these acquisitions.

Prior to its acquisition by us, NCNG was a public service company primarily engaged in transporting and distributing natural gas to customers in portions of North Carolina. NCNG was a wholly owned subsidiary of Progress. The consolidated financial statements of NCNG include the activities of NCNG and its majority-owned subsidiaries, NCNG Pineneedle Investment Corporation, NCNG Cardinal Pipeline Investment Corporation and Cape Fear Energy Corporation.

The acquisitions of NCNG and Progress' equity interest in EasternNC are reported as a purchase business combination, as more fully explained under "Accounting Treatment" below. The following information together with the historical consolidated financial statements of Piedmont, which are incorporated by reference into this prospectus, and the historical consolidated financial statements and related notes of NCNG included in this prospectus should be read together to obtain a more complete understanding of the two companies.

The Unaudited Pro Forma Combined Condensed Consolidated Statements of Income assume the acquisitions became effective on November 1, 2001. The Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet assumes the acquisitions became effective on July 31, 2003.

The unaudited pro forma information is not necessarily indicative of the results of operations that might have occurred had the acquisitions actually closed on November 1, 2001, or the actual financial position that might have resulted had the acquisitions actually closed on July 31, 2003. This information is also not necessarily indicative of the future results of operations or financial position of Piedmont.

The Transaction

Effective at the close of business on September 30, 2003, we purchased for $417.5 million in cash 100% of the common stock of NCNG. NCNG, previously a natural gas distribution subsidiary of Progress, served approximately 180,000 customers in eastern North Carolina, including 56,000 customers served by four municipalities who were wholesale customers of NCNG. The purchase price for the NCNG common stock will be increased by the amount of NCNG's working capital on the closing date. Based on a preliminary working capital schedule, the closing date working capital was approximately $32.4 million. NCNG was merged into Piedmont immediately following the closing. The purchase price of $417.5 million is approximately 1.08 times NCNG's net plant as of June 30, 2003. We also purchased for $7.5 million in cash Progress' equity interest in EasternNC. EasternNC is a regulated utility that has a certificate of public convenience and necessity to provide natural gas service to 14 counties in eastern North Carolina. Progress' equity interest in EasternNC consisted of 50% of EasternNC's outstanding common stock and 100% of EasternNC's outstanding preferred stock. We are obligated to purchase additional authorized but unissued shares of such preferred stock for $14.4 million.

Accounting Treatment

The acquisitions will be accounted for by the purchase method of accounting. Under the purchase method, certain identifiable assets will be recorded at their book values in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." The remaining difference, if any, between the purchase price, including direct costs of the acquisitions, and the book values will be recorded as goodwill. Allocations included in the unaudited pro forma information are based on preliminary analysis of the purchase price allocation.

Unaudited Pro Forma Combined Condensed Consolidated Statements of Income From Continuing Operations

	Piedmont Year Ended October 31, 2002 (Historical)	NCNG Year Ended December 31, 2002 (As Restated) (Historical)	Pro Forma Adjustments	Pro Forma Combined
		(In thousands except per share amounts)		
Operating Revenues	$832,028	$ 313,988	$ (58) A	$1,145,958
Cost of Gas	496,234	226,802		723,036
Margin	335,794	87,186	(58)	422,922
Other Operating Expenses:				
Operations and maintenance expenses	133,427	45,247		178,674
Goodwill impairment		126,277	(126,277) J	
Depreciation.....................	57,593	19,836		77,429
General taxes....................	23,863	4,303		28,166
Diversified business expenses		1	(1) A	
Income taxes	30,784		2,305 A	29,952
			3,806 I	
			(6,943) K	
Total other operating expenses ...	245,667	195,664	(127,110)	314,221
Operating Income (Loss)	90,127	(108,478)	127,052	108,701
Other Income (Expense), net of tax ..	12,694	2,266	57 A	14,758
			(23) A	
			(236) A	
Utility Interest Charges	40,604	10,877	17,554 F	59,397
			(9,638) I	
Income Taxes		2,564	(23) A	
			(236) A	
			(2,305) A	
Income (Loss) from Continuing Operations	$ 62,217	$(119,653)	$ 121,498	$ 64,062
Average shares of Common Stock:				
Basic...........................	32,763		5,714	38,477
Diluted	32,937		5,714	38,651
Earnings per Share of Common Stock:				
Basic...........................	$ 1.90			$ 1.66
Diluted	$ 1.89			$ 1.66

See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements.

Unaudited Pro Forma Combined Condensed Consolidated Statements of Income From Continuing Operations — (Continued)

	Piedmont Nine Months Ended July 31, 2003 (Historical)	NCNG Nine Months Ended June 30, 2003 (Historical)	Pro Forma Adjustments	Pro Forma Combined
	(In thousands except per share amounts)			
Operating Revenues	$1,041,397	$320,114	$ (62) A	$1,361,449
Cost of Gas	720,389	247,415		967,804
Margin	321,008	72,699	(62)	393,645
Other Operating Expenses:				
Operations and maintenance expenses	114,068	33,430		147,498
Depreciation.	45,895	15,575		61,470
General taxes	18,779	3,742		22,521
Diversified business expenses . .		1	(1) A	
Income taxes	43,889		4,632 A	45,218
			1,903 I	
			(5,206) K	
Total other operating expenses	222,631	52,748	1,328	276,707
Operating Income	98,377	19,951	(1,390)	116,938
Other Income (Expense), net of tax	11,012	1,401	61 A	12,316
			(25) A	
			(133) A	
Utility Interest Charges	30,070	8,253	13,164 F	46,668
			(4,819) I	
Income Taxes		4,790	(25) A	
			(133) A	
			(4,632) A	
Income (Loss) from Continuing Operations	$ 79,319	$ 8,309	$(5,042)	$ 82,586
Average shares of Common Stock:				
Basic	33,327		5,714	39,041
Diluted	33,439		5,714	39,153
Earnings per Share of Common Stock:				
Basic	$ 2.38			$ 2.12
Diluted	$ 2.37			$ 2.11

See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements.

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet

	Piedmont At July 31, 2003 (Historical)	NCNG At June 30, 2003 (Historical)	Pro Forma Adjustments	Pro Forma Combined
			(In thousands)	
ASSETS				
Utility Plant	$1,783,891	$ 577,399	$	$2,361,290
Less accumulated depreciation	615,574	189,459		805,033
Utility plant, net	1,168,317	387,940		1,556,257
Other Physical Property, net	1,022		923 A	1,945
Current Assets	221,837	71,163	(15,781)A	288,966
			16,375 B	
			(4,628)C	
Investments, Deferred Charges and Other Assets	119,631	56,750	(923)A	179,328
			7,500 D	
			(50,205)E	
			44,950 F	
			1,625 F	
Total	$1,510,807	$ 515,853	$ (164)	$2,026,496
CAPITALIZATION AND LIABILITIES				
Capitalization:				
Common stock equity:				
Common stock	$ 368,611	$	$ 200,000 F	$ 568,611
Capital in excess of par value		417,658	(417,658)G	
Retained earnings (deficit)	278,366		(7,000)F	271,366
		(161,841)	161,841 G	
Accumulated other comprehensive income (loss)	(1,833)	(5,883)	5,883 G	(1,833)
Total common stock equity	645,144	249,934	(56,934)	838,144
Long-term debt	460,000		250,000 F	710,000
Total capitalization.............	1,105,144	249,934	193,066	1,548,144
Current Liabilities	173,097	216,535	(15,781)A	227,851
			4,000 F	
			(150,000)I	
Deferred Credits and Other Liabilities ..	232,566	49,384	(31,449)H	250,501
Total	$1,510,807	$ 515,853	$ (164)	$2,026,496

See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements.

Notes To Unaudited Pro Forma Combined Condensed
Consolidated Financial Statements

The Unaudited Pro Forma Combined Condensed Consolidated Financial Data is based on the following assumptions (in thousands except per share amounts):

A. Certain revenues, expenses, assets and liabilities of NCNG have been reclassified to conform with Piedmont's presentation. The income tax effects of such reclassifications, if any, are computed at NCNG's composite income tax rate of 39.485%.

B. Increase in cash of $16,375 is the excess of the proceeds from securities issued to finance the acquisitions over the stated purchase price.

C. The purchase of working capital is in addition to the stated purchase price. At the date of this pro forma balance sheet, the excess of current assets over current liabilities results in a cash payment by Piedmont to Progress of $4,628.

D. The purchase price for the interest in EasternNC is $7,500.

E. NCNG's other assets of $50,205, primarily consisting of goodwill, unamortized debt costs, deferred environmental costs and investment in Cape Fear Energy Corporation, are excluded as they will not be acquired by Piedmont.

F. The proceeds from the issuance of common stock and long-term debt will be used to repay the short-term debt used to initially finance the acquisitions. Based on our assumptions, the following is a summary of the calculation of the proceeds from the issuance of common stock and long-term debt and the allocation of the purchase price to the fair value of the net assets acquired.

Common Stock:		
Number of shares	5,714	
Gross proceeds	$200,000	
Expenses charged to Retained Earnings	7,000	
Net proceeds		$ 193,000
Long-Term Debt		
Principal amount at 100% of issuance price	$250,000	
Issuance costs	1,625	
Net proceeds		248,375
Total proceeds from issuance of common stock and long-term debt		441,375
Purchase of EasternNC		(7,500)
Cash from securities in excess of purchase price		(16,375)
Purchase price		417,500
NCNG's net assets at June 30, 2003		249,934
Indicated goodwill		167,566
Working capital true-up		4,628
Notes payable not assumed		(150,000)
Non-current assets not acquired		50,205
Non-current liabilities not assumed		(31,449)
Estimated transaction costs		4,000
Estimated goodwill		$ 44,950

Notes To Unaudited Pro Forma Combined Condensed
Consolidated Financial Statements — (Continued)

Other assumptions related to the issuance of long-term debt are:

Maturity date	30 years
Interest rate	7%
Interest charges:	
Annually	$ 17,500
Quarterly	$ 4,375
Amortization of issuance costs (straight-line):	
Annually	$ 54
Quarterly	$ 13

Piedmont and NCNG expect to record direct costs of the acquisition (including fees of financial advisors, legal counsel, independent auditors and others). The estimated direct costs are $4,000 and are added to goodwill and reflected in accounts payable. The estimated charges and nature of costs included therein are subject to change as more accurate estimates become available. The pro forma statements of income do not reflect the costs and expenses associated with integrating the operations of the two companies, nor any of the anticipated recurring expense savings arising from the integration.

Goodwill of $44,950 is recognized, representing the excess of the purchase price plus transaction costs over the net assets acquired. The final allocation of the purchase price will be based on the values of identified assets and liabilities as of the closing date of September 30, 2003.

G. The application of the purchase method of accounting eliminates the preexisting balances of NCNG's common stock, capital in excess of par value, retained earnings and accumulated other comprehensive loss.

H. NCNG's other liabilities of $31,449, consisting of accumulated deferred income taxes, unamortized investment tax credits and a regulatory liability for income taxes, are excluded as they will not be assumed by Piedmont.

I. NCNG's interest charges on notes payables are eliminated, net of income taxes at NCNG's composite income tax rate of 39.485%, as the debt generating such charges will not be assumed by Piedmont.

J. In its third quarter ended September 30, 2002, NCNG performed the annual impairment test of goodwill and recognized an impairment of $126.7 million based on the expected proceeds from the sale of NCNG to Piedmont. Because of the non-recurring nature of this charge, the goodwill impairment was eliminated from the pro forma statement of income. Because NCNG considered this charge to be a permanent book/tax difference, no income tax effect was recorded by NCNG.

K. The income tax effect, if any, on the pro forma adjustments, except for the reclassifications discussed in Note A and the elimination of NCNG's interest charges discussed in Note I, are computed at the statutory rates of 35% for federal and 7% for state, for a composite rate of 39.55%.

SECURITIES WE MAY ISSUE

We may use this prospectus to offer from time to time up to $690,000,000 of our debt securities and our common stock.

PROSPECTUS SUPPLEMENTS

This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add to or change information contained in this prospectus. If so, the prospectus supplement should be read as superseding this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

For more details on the terms of the securities, you should read the exhibits filed with our registration statements. We believe that all of those exhibits are important to a full understanding of the securities. The Indenture, as supplemented (Exhibits 4.1, 4.2 and 4.3), any form of Debt Security (Exhibit 4.4), the form of Master Global Note (Exhibit 4.5) and the Statement of Eligibility of Trustee on Form T-1 (Exhibit 25.1) are particularly important for a better understanding of the Debt Securities. Our Articles of Incorporation, as amended (Exhibits 4.6 and 4.7), By-Laws (Exhibit 4.8), Rights Agreement (Exhibit 4.9) and Specimen Common Stock Certificate (Exhibit 4.10) are particularly important for a full understanding of the Common Stock.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time in one or more distinct series. This section summarizes the material terms of the debt securities that we anticipate will be common to all series. Most of the financial and other terms of any series of debt securities that we offer and any differences from the common terms will be described in the prospectus supplement to be attached to the front of this prospectus.

As required by U.S. federal law for all bonds and notes of companies that are publicly offered, a document called an "indenture" will govern any debt securities that we issue. An indenture is a contract between us and a financial institution acting as trustee on your behalf. We have entered into an indenture with Citibank, N.A., who will act as trustee. The indenture will be subject to the Trust Indenture Act of 1939. The trustee has the following two main roles:

- the trustee can enforce your rights against us if we default under the indenture subject to some limitations on the extent to which the trustee acts on your behalf, described later in this prospectus (see "Concerning the Trustee"); and

- the trustee will perform certain administrative duties for us, which include sending you interest payments and notices.

Because this section is a summary of the material terms of the indenture, it does not describe every aspect of the debt securities. We urge you to read the indenture because it, and not this description, will define your rights as a holder of debt securities. We have filed or will file the indenture and any supplements to it as exhibits to the registration statements that we have filed with the SEC. See "Where You Can Find More Information" for information on how to obtain copies of the indenture and any supplements. References to the "Indenture" in this prospectus mean the indenture we have filed as an exhibit to the registration statements relating to this offering that we have filed with the SEC. References to the "Trustee" means Citibank, N.A., or any successor trustee under the Indenture. References to the "Debt Securities" means the debt securities issued under the Indenture.

Among the Debt Securities that we may issue under the indenture are medium-term notes with various terms, including (unless otherwise indicated in a prospectus supplement or a pricing supplement) the following:

- Stated maturities 9 months or more from date of issue

- Redemption and repurchase at our option or at the option of the holder

- Denominated in U.S. dollars

- Issued in fully registered form in denominations of $100,000 and integral multiples at $1,000 in excess thereof

- Interest at fixed or floating rates

- Interest paid on fixed rate notes semi-annually

- Interest paid on floating rate notes monthly, quarterly, semi-annually or annually

- Interest rate formula for floating rate notes based on one or more of the following:

    - Commercial paper rate

    - CD rate

    - Prime rate

    - Federal funds effective rate

    - LIBOR

    - Treasury rate

- Such other interest rate formula as may be specified in the applicable pricing supplement

- Book entry (through The Depository Trust Company) or certificated form

The specific terms of any medium-term notes that we may issue under the indenture will be described in a prospectus supplement or a pricing supplement.

General

The Debt Securities may be issued from time to time in one or more series. Although the amount of securities offered by this prospectus will be limited to $690,000,000, the indenture does not contain any limitations on the amount of Debt Securities that may be issued under it at any time or from time to time in one or more series.

The Debt Securities will be our unsecured obligations and will rank equally and ratably with all of our other unsecured indebtedness. As of July 31, 2003, we had issued and outstanding long-term debt with an aggregate principal amount of $462,000,000. The Debt Securities will be issued only in fully registered form.

You should read the prospectus supplement for the following terms of the series of Debt Securities offered by the prospectus supplement. Our Board of Directors will establish the following terms before issuance of the series:

- the specific title of the offered Debt Securities;

- any limit on the aggregate principal amount of the offered Debt Securities;

- the person to whom any interest on the offered Debt Securities will be payable, if other than the person in whose name that offered Debt Security is registered at the close of business on the record date for such interest;

- the date or dates on which the principal of the offered Debt Securities is payable;

- the rate or rates at which the offered Debt Securities will bear interest, if any, or the formula that will be used to determine which such rate or rates, and the date or dates from which any such interest will accrue, and the date or dates for any interest payable;

- the place or places where the principal, premium (if any) and interest on the offered Debt Securities will be payable, and the method of such payment;

- the period or periods within which the price or prices at which and the terms and conditions upon which the offered Debt Securities may be redeemed, in whole or in part, at our option;

- our obligations, if any, to purchase or redeem the offered Debt Securities under any sinking fund or analogous provision or at the option of holders of such securities and the period or periods within which, the price or prices at which and the terms and conditions upon which the offered Debt Securities will be redeemed or purchased, in whole or in part, pursuant to such obligation;

- the denominations in which the offered Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

- if the amount of payments of principal, premium (if any) or interest on the offered Debt Securities may be determined with reference to an index, the manner in which such amounts shall be determined;

- whether the offered Debt Securities will be issuable in whole or in part in the form of one or more global securities (as defined under "Global Securities") and, if so, the securities depository or depositories for such global security or securities and the circumstances under which any such global security or securities may be registered for transfer or exchange, or authenticated and delivered, in the name of a person other than such depository or its nominee, other than as set forth in the Indenture;

- if other than the principal amount thereof, the portion of the principal amount of the offered Debt Securities which shall be payable upon declaration of acceleration of the maturity thereof;

- any modification, amendment or addition to our covenants;

- whether the offered Debt Securities will be subject to defeasance or covenant defeasance, or such other means of satisfaction and discharge as may be specified in the prospectus supplement;

- whether the offered Debt Securities will be subject to conversion into shares of our common stock and, if so, the date or dates upon which the Debt Securities are or may be so converted;

- any additional events of default; and

- any other terms or provisions of the offered Debt Securities not inconsistent with the provisions of the Indenture.

The Indenture does not limit the amount of Debt Securities that we are authorized to issue from time to time. We may issue Debt Securities with terms different from those of Debt Securities already issued. Without the consent of the holders of outstanding Debt Securities, we may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of that series unless the reopening was restricted when we created that series.

There is no requirement that we issue Debt Securities in the future under the Indenture, and we may use other indentures or documentation, containing different provisions, in connection with future issues of other Debt Securities.

We may issue the Debt Securities as "Original Issue Discount Securities," which are Debt Securities, including any zero-coupon Debt Securities, where the stated redemption price at maturity of the Debt Securities is in excess of their issue price. If we issue Original Issue Discount Securities, the following federal income tax consequences will result:

- You will need to include in income the total amount of original issue discount ("OID") as ordinary income over the life of the Original Issue Debt Security as it accrues, even if you are on the cash method of tax accounting.

- OID will accrue on an Original Issue Debt Security on a "constant yield" method. This method takes into account the compounding of interest, with the result that accruals of OID will generally be less in the early years and more in the later years.

- Your tax basis in the Original Issue Debt Security will increase by any OID includible in your income and will decrease by any payments you receive on the Debt Security (other than certain stated interest not taken into account in the calculation of OID).

We will further describe the U.S. federal income tax consequences and other considerations applicable to Original Issue Discount Securities, with respect to a particular security, in the applicable prospectus supplement.

Global Securities

We will issue each Debt Security under the indenture in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. A global security represents one or any other number of individual Debt Securities. Generally, all Debt Securities represented by the same global securities will have the same terms. We may, however, issue a global security that represents multiple Debt Securities that have different terms and are issued at different times. We call this kind of global security a master global security.

Each Debt Security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all Debt Securities issued in book-entry form. We will describe the specific terms of the depository arrangements with respect to any Debt Securities represented by a global security in the applicable prospectus supplement.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under "Special Situations When a Global Security Will Be Terminated." As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all Debt Securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, if your Debt Security is represented by a global security, you will not be a holder of the Debt Security, but only an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities. As an indirect holder, your rights relating to a global security will be governed by the account rules of your financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a holder of Debt Securities and instead deal only with the depositary that holds the global security.

If we issue Debt Securities only in the form of a global security, you should be aware of the following:

- you cannot cause the Debt Securities to be registered in your name, and cannot obtain non-global certificates for your interest in the Debt Securities, except in the special situations that we describe below;

- you will be an indirect holder and must look to your own bank or broker for payments on the Debt Securities and protection of your legal rights relating to the Debt Securities;

- you may not be able to sell interests in the Debt Securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

- you may not be able to pledge your interest in a global security in circumstances where certificates representing the Debt Securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

- the depositary's policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to your interest in a global security. We and the Trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in a global security. We and the Trustee also do not supervise the depositary in any way; and

- DTC requires that those who purchase and sell interests in a global security within its book-entry system use immediately available funds and your broker or bank may require you to do so as well, and financial institutions that participate in the depositary's book-entry system, and through which you hold your interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt security. Your chain of ownership may contain more than one financial intermediary. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When a Global Security Will Be Terminated. In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form representing the Debt Securities it represented. After that exchange, the choice of whether to hold the Debt Securities directly or in street name will be up to you. You must consult your own bank or broker to find out how to have your interests in a global security transferred on termination to your own name, so that you will be a holder.

The special situations for termination of a global security are as follows:

- if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 60 days; and

- if we notify the Trustee that we wish to terminate that global security, or if an event of default has occurred with regard to Debt Securities represented by that global security and has not been cured or waived; we discuss defaults later under "Defaults and Rights of Acceleration."

If a global security is terminated, only the depositary, and not we or the Trustee, is responsible for deciding the names of the institutions in whose names the Debt Securities represented by the global security will be registered and, therefore, who will be the holders of those Debt Securities.

Exchange Registration And Transfer

We will not be required to exchange or register a transfer of (i) any series of Debt Securities for a period of 15 days after the mailing of the notice of any redemption of such series, or (ii) any such series selected, called or being called for redemption except, in the case of any such series to be redeemed in part, that portion not being redeemed.

Debt Securities Issued in Non-Global Form

Debt Securities not issued in global form will be issued:

- only in fully registered form;

- without interest coupons; and

- unless we indicate otherwise in the prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000.

Holders may exchange their Debt Securities that are not in global form for Debt Securities of smaller denominations or combined into fewer Debt Securities of larger denominations, as long as the total principal amount is not changed.

Holders may exchange or transfer their Debt Securities at the office of the Trustee. We will appoint the Trustee to act as our agent for registering Debt Securities in the names of holders transferring Debt Securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their Debt Securities, but they may be required to pay for any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder's proof of legal ownership.

If we have designated additional transfer agents for your Debt Security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If a Debt Security is issued as a global security, only the depositary will be entitled to transfer and exchange the Debt Security as described in this subsection, since it will be the sole holder of the Debt Security.

Redemption

Any terms for the optional or mandatory redemption of the Debt Securities will be set forth in the applicable prospectus supplement. Except as shall otherwise be provided with respect to the Debt Securities redeemable at the option of the holder, such Debt Securities will be redeemable only upon notice, by mail, not less than 30 nor more than 60 days prior to the date fixed for redemption and, if less than all of a series of Debt Securities are to be redeemed, the Trustee shall select the particular Debt Securities to be redeemed in such manner as it deems fair and appropriate. If less than all of the Debt Securities represented by a global security are to be redeemed, the beneficial interest to be redeemed will be selected by the Depository as described in the applicable prospectus supplement.

Covenants

The Indenture contains the covenants summarized below, which are applicable so long as any of the Debt Securities are outstanding.

Property.   To the extent necessary for our business to be properly conducted, we will cause (or, with respect to property owned in common with others, make reasonable effort to cause) all of our properties used or useful in the conduct of our business to be maintained and kept in good condition, repair and working order. We will also cause (or, with respect to property owned in common with others, make reasonable effort to cause) all necessary repairs, renewals, replacements, betterments and improvements to be made to such properties. This covenant does not prevent us from discontinuing, or causing the discontinuance of, the operation and maintenance of any of our properties if such discontinuance is, in our judgment, desirable in the conduct of our business.

Limitation on Liens.   We will not create, assume or suffer to exist, and will not permit any subsidiary to create, assume or suffer to exist, except in our favor, any mortgage, pledge or other lien or encumbrance of or upon any of our properties or assets (including stock and other securities of subsidiaries) without making effective provisions to secure equally and ratably the Debt Securities then outstanding and other indebtedness entitled to be so secured, except that we or a subsidiary, without so securing the Debt Securities, may create, assume or suffer to exist:

- certain purchase money and existing liens in connection with property acquisitions and the extension, renewal or refunding of the same,

- pledges of current assets, in the ordinary course of business to secure current liabilities,

- liens on property to secure obligations to pay all or a part of the purchase price of such property only out of or measured by oil or gas production or the proceeds thereof, or liens upon production from oil and gas property or the proceeds of such production, to secure obligations to pay all or part of the expenses of exploration, drilling or development of such property only out of such production or proceeds,

- mechanics' or materialman's liens, good faith deposits in connection with tenders, leases of real estate, bids or contracts (other than contracts for the payments of money), deposits to secure public or statutory obligations, deposits to secure, or in lieu of, surety, stay or appeal bonds, and deposits as security for payment of taxes, assessments or similar charges and liens or security interests created in connection with bid or completion bonds,

- liens arising by reason of deposits with, or the giving of security to, a governmental agency as a condition to the transaction of business or the exercise of a privilege or license, or to enable us or a subsidiary to maintain self-insurance or participate in any funds established to cover any insurance risks in connection with workmen's compensation, unemployment insurance, old age pension or other social security,

- pledges or assignments of accounts receivable, including customers' installment paper, to banks or others (including to or by any subsidiary which is principally engaged in the business of financing our business and the business of our subsidiaries) made in the ordinary course of business,

- liens of taxes or assessments for the current year or not due or being contested in good faith and against which an adequate reserve has been established,

- judgments or liens the finality of which is being contested and execution on which is stayed,

- assessments or similar encumbrances the existence of which does not impair the use of the property subject thereto for the purposes for which it was acquired,

- certain landlords' liens so long as the rent secured thereby is not in default,

- liens on the assets of any limited liability company organized under a limited liability company act of any state which limited liability company is treated as a partnership for federal income tax purposes, and

- with respect to Debt Securities issued after June 15, 2003, liens, in addition to liens set forth above, securing indebtedness not at any time exceeding in the aggregate 5% of the consolidated stockholders' equity of the Company and its subsidiaries as of such time.

Subject to the provisions described under "Consolidation, Merger or Sale," we will do or cause to be done all things necessary to preserve and keep in full force and effect our corporate existence, rights (charter and statutory), our franchises or franchises of our subsidiaries. We will not be required to preserve, or cause any subsidiary to preserve, any such right or franchise or to keep in full force and effect the corporate existence of any subsidiary if, in our judgment, preservation is no longer desirable in the conduct of our business and the loss thereof is not disadvantageous in any material respect to the holders of any series of Debt Securities.

Unless otherwise indicated in the applicable prospectus supplement, the covenants contained in the Indenture and the Debt Securities would not necessarily afford holders protection in the event of a highly leveraged or other transaction involving us that may adversely affect holders. For example, the Indenture covenants may not protect against a sudden and dramatic decline in credit quality resulting from a takeover, a recapitalization or similar restructuring of our business. Any such decline in credit quality could, among other things, increase our vulnerability to adverse economic and industry conditions and make it more difficult for us to satisfy our financial obligations, including the payment of principal and interest on the Debt Securities.

Consolidation, Merger or Sale

We will not consolidate with or merge into any other corporation or sell or convey all or substantially all of our assets to any person, firm or corporation unless:

- either we shall be the continuing corporation, or the successor corporation (if other than us) shall be a corporation organized and existing under the laws of the United States of America or a state thereof or the District of Columbia and such corporation shall expressly assume, by supplemental indenture, the due and punctual payment of the principal, premium (if any) and interest on all the Debt Securities and the performance of all of our covenants under the Indenture;

- we or such successor corporation, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenant or condition; and

- we will have delivered to the Trustee an officers' certificate and an opinion of counsel as provided in the Indenture.

Because there is no definitive standard under the laws of the State of New York that clearly defines the threshold for the sale or conveyance of substantially all of our assets, it may be difficult for the holders of our Debt Securities to: (a) determine whether our covenant (relating to consolidation, merger, and sale of assets) has been breached, (b) declare an event of default and (c) exercise their acceleration rights. In addition, there can be a difference in understanding between us and the holders of our Debt Securities regarding whether a specific asset sale or sales triggers a sale of "substantially all" of our assets. Lastly, in the event that the holders of our Debt Securities elect to exercise their rights under the Indenture and we contest such election, there could be no assurance as to how a court interpreting New York law would interpret the phrase "substantially all."

Payment and Paying Agent

The principal, premium (if any) and interest (if any) on Debt Securities not represented by a global security will be payable in New York Clearing House Funds at the office or agency of the paying agent or paying agents as we may designate from time to time, provided that, at our option, interest may be paid by check mailed to the holders entitled thereto at their last addresses as they appear in the Debt Security Register. The Trustee is initially designated as our sole paying agent and the principal corporate trust office of Citibank, N.A., in the Borough of Manhattan, the City of New York, is initially designated as the office where the Debt Securities may be presented for payment, for the registration of transfer and for exchange and where notices and demands to or upon us in respect of the Debt Securities or of the Indenture may be served. Unless otherwise indicated in the applicable prospectus supplement, interest payments shall be made to the person in whose name any debt security is registered at the close of business on the record date with respect to an interest payment date. All moneys paid by us to a paying agent for the payment of principal, premium (if any) or interest on any Debt Security of any series which remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to us, and the holder of such Debt Security will thereafter look only to us for payment thereof.

Defaults and Rights of Acceleration

The following are Events of Default under the Indenture with respect to a particular series of Debt Securities:

(a) default in the payment of the principal or premium (if any) on any of the Debt Securities of such series when due and payable;

(b) default in the payment of any installment of interest upon any of the Debt Securities of such series when due and payable, and continuance of such default for a period of 30 days;

(c) default in the payment of any sinking or purchase fund payment or analogous obligation when due and payable;

(d) failure to observe or perform any other of our covenants or agreements for a period of 90 days after written notice of such failure has been given as provided in the Indenture;

(e) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by us (including a default with respect to Debt Securities of any series other than that series) or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us (including the Indenture) whether such indebtedness now exists or shall hereafter be created, which default shall constitute a failure to pay in excess of $50,000,000 principal amount of such indebtedness when due and payable after the expiration of any applicable grace period with respect thereto or shall have resulted in an excess of $50,000,000 of principal amount of such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 10 days after there shall have been given, by registered or certified mail, to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of the outstanding Debt Securities of that series a written notice specifying such default and requiring us to cause such indebtedness to be discharged or cause such acceleration to be rescinded or annulled and stating that such notice is a "Notice of Default" thereunder; or

(f) certain events in bankruptcy, insolvency or other similar occurrences.

The Indenture provides that if an event of default described in clause (a), (b), (c), (d) or (e) shall have occurred and is continuing, and in each and every such case, unless the principal amount of all the Debt Securities of such series shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of all series affected thereby then outstanding, by notice in writing to us (and to the Trustee if given by securityholders) may declare the principal amount of all the Debt Securities (or, with respect to discount Debt Securities, as defined below, such lesser amount as may be specified in the terms of such Debt Securities) affected thereby to be due and payable immediately, or, if an event of default described in clause (f) shall have occurred and is continuing, and unless the principal of all the Debt Securities of such series shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of all the Debt Securities then outstanding, by notice in writing to us (and to the Trustee if given by securityholders), may declare the principal of all the Debt Securities (or, with respect to discount Debt Securities, such lesser amount as may be specified in the terms of such Debt Securities) to be due and payable immediately. Upon certain conditions, such declarations may be annulled and certain past defaults may be waived by the holders of a majority of the principal amount of outstanding Debt Securities of such series. For information as to waiver of defaults, see "Meetings; Modification of the Indenture; Waiver."

We will be required to furnish to the Trustee annually a statement as to our performance of certain of our obligations under the Indenture and as to any default in such performance.

Under the Indenture, the Trustee must give to the holders of each series of Debt Securities notice of all uncured defaults with respect to such series within 90 days after the occurrence of such a default; provided that, except in the case of default in the payment of principal, premium (if any) or interest on any of the Debt Securities, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Debt Securities of such series.

Meetings; Modification of the Indenture; Waiver

The Indenture contains provisions permitting us and the Trustee, with the consent of the holders of not less than $66\frac{2}{3}\%$ in aggregate principal amount of all series of the Debt Securities to be affected at the time outstanding under the Indenture (voting as one class), to enter into indentures supplemental to or modifying the Indenture or the rights of the holders of such Debt Securities, except that no such modification shall (a) extend the fixed maturity, reduce the principal amount or redemption premium (if any) or reduce the rate or extend the time of payment of interest on any Debt Security without the consent of the holder of each Debt Security so affected; or (b) reduce the percentage in principal amount of the outstanding Debt Securities, the consent of whose holders is required for any such modification, without the consent of the holders of all Debt Securities then outstanding.

Without the consent of any holders of Debt Securities, we and the Trustee may enter into one or more supplemental indentures (which shall conform to the effective provisions of the Trust Indenture Act) for any of the following purposes:

- to evidence the succession of another corporation to us, or successive successions and the assumption by the successor corporation of our covenants, agreements and obligations pursuant to Article Eleven of the Indenture;

- to add to our covenants for the protection of the holders of the Debt Securities and to make the occurrence, or the occurrence or continuance, of a default in any of such additions, an event of default permitting the enforcement of all remedies provided in the Indenture, with such period of grace, if any, and subject to such conditions as such supplemental indenture may provide;

- to provide for the issuance under the Indenture of Debt Securities, whether or not then outstanding, in coupon form (including Debt Securities registrable as to principal only) and to provide for exchangeability of such Debt Securities with Debt Securities issued under the Indenture in fully registered form and to make all appropriate changes for such purpose;

- to modify, eliminate or add to the provisions of the Indenture to such extent as shall be necessary to effect the qualification of the Indenture under the Trust Indenture Act, or under

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any similar federal statute hereafter enacted, and to add to the Indenture such other provisions as may be expressly permitted by the Trust Indenture Act, excluding, however, the provisions referred to in Section 316(a)(2) of the Trust Indenture Act or any corresponding provision in any similar federal statute hereafter enacted;

- to convey, transfer, assign, mortgage or pledge any property to or with the Trustee;

- to evidence and provide for the acceptance and appointment hereunder of a successor trustee with respect to the Debt Securities of one or more series and to add or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one trustee;

- to change or eliminate any provision of the Indenture or to add any new provision to the Indenture; provided that if such change, elimination or addition will adversely affect the interests of the holders of the Debt Securities of any series in any material respect, such change, elimination or addition will become effective with respect to such series only when there is no debt security of such series remaining outstanding under the Indenture;

- to provide collateral security for the Debt Securities;

- to change any place where (1) the principal, premium (if any) and interest on Debt Securities of any series shall be payable; (2) any Debt Securities of any series may be surrendered for registration of transfer; (3) Debt Securities of any series may be surrendered for exchange; and (4) notices and demands to or upon us in respect of the Debt Securities of any series and the Indenture may be served; and

- to establish the form or terms of Debt Securities of any series as permitted by the Indenture.

The Trustee is authorized by the Indenture to join with us in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations which may be contained in any such supplemental indenture and to accept the conveyance, transfer, assignment, mortgage or pledge of any property under such supplemental indenture. The Trustee shall not be obligated to enter into any such supplemental indenture which adversely affects the Trustee's own rights, duties or immunities under the Indenture or otherwise. No supplemental indenture shall be effective as against the Trustee unless and until it has been duly executed and delivered by the Trustee.

The Indenture contains provisions for convening meetings of the holders of Debt Securities of a series. A meeting may be called at any time by the Trustee, and also by us or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of any series if the Trustee fails to call the meeting upon our request or upon the request of such holders. Notice of every meeting of securityholders shall set forth the time and place in the Borough of Manhattan, the City of New York, of such meeting and in general terms the action proposed, and shall be mailed to all holders of Debt Securities of the applicable series as the names and addresses of such holders appear on the Debt Security Register.

Each holder of Debt Securities of a series with respect to which a meeting is being held (or such holder's proxy) shall be entitled to one vote for each $1,000 outstanding principal amount of Debt Securities held (or represented) by the holder. The vote upon any resolution submitted to any meeting of securityholders shall be by written ballot. The holders of a majority in principal amount of the outstanding Debt Securities of all series affected thereby (voting as one class) may waive our compliance of covenants or conditions provided for in the Indenture. The holders of a majority in principal amount of the outstanding Debt Securities of each series may, on behalf of the holders of all the Debt Securities of such series, waive any past default under the Indenture, except a default (1) in the payment of principal, premium (if any) or interest on any debt security of such series, or

(2) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each outstanding debt security affected.

Collection of Indebtedness, Etc.

The Indenture also provides that if we fail to make payment of principal, premium, interest, or any mandatory sinking fund requirements on the Debt Securities (and in the case of payment of interest or any mandatory sinking fund payment, such failure to pay shall have continued for 30 days) we will, upon demand of the Trustee, pay to it, for the benefit of the holders of the Debt Securities, the whole amount then due and payable on the Debt Securities for principal or premium (if any) and interest, with interest on the overdue principal and, to the extent payment of interest shall be legally enforceable, upon overdue installments of interest at the rate borne by the Debt Securities. The Indenture further provides that if we fail to pay such amount forthwith upon such demand, the Trustee may, among other things, institute a judicial proceeding for the collection thereof. However, the Indenture provides that notwithstanding any other provision of the Indenture, the holder of any Debt Security shall have the right to institute suit for the enforcement of any payment of principal and interest on such Debt Security on the respective stated maturities expressed in such Debt Security and that such right shall not be impaired without the consent of such holder. The holders of a majority in principal amount of the Debt Securities of each series then outstanding under the Indenture shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee; provided, that the holders shall have offered to the Trustee reasonable indemnity against expenses and liabilities.

Satisfaction and Discharge

We may satisfy and discharge our obligations under the Indenture if, at any time, (1) we shall have delivered to the Trustee for cancellation all Debt Securities of any series theretofore authenticated or (2) all such Debt Securities of such series not theretofore delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and we shall deposit or cause to be deposited with the Trustee as trust funds (a) an amount of money which will be sufficient, or (b) Government Obligations, the principal and interest on which when due, without any regard to reinvestment thereof, will provide monies which will be sufficient, or (c) a combination of (a) and (b) which will be sufficient, to pay at maturity or upon redemption all Debt Securities of such series not theretofore delivered to the Trustee for cancellation, including principal, premium (if any) and interest due or to become due to such date of maturity or date fixed for redemption, as the case may be.

If the conditions of either (1) or (2) above are satisfied, we must also pay or cause to be paid all other sums payable by us under the Indenture with respect to such series, and then the Indenture shall cease to be of further effect with respect to the Debt Securities of such series, and the Trustee, on demand of and at our cost and expense, shall execute proper instruments acknowledging satisfaction of and discharging the Indenture with respect to the Debt Securities of such series. We agree to reimburse the Trustee for any costs or expenses thereafter reasonably and properly incurred by the Trustee in connection with the Indenture or the Debt Securities of such series.

In addition, under the Indenture we will be discharged from any and all obligations in respect of the Debt Securities of any series (except in each case for certain obligations to register the transfer or exchange of Debt Securities, replace stolen, lost or mutilated Debt Securities, maintain paying agencies and hold moneys for payment in trust) if we deposit with the Trustee, in trust, money, Government Obligations, or a combination thereof, in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, and interest on, Debt Securities of such series on the dates such payments are due in accordance with the terms of such Debt Securities. Such defeasance and discharge will become effective after we have, among other things, delivered to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of such series to recognize income, gain or loss for federal income tax purposes, or a copy of a ruling or other formal statement or action to such effect received from or published by the United States Internal Revenue Service.

Notices

Any notice or demand required or permitted to be given or served by the Trustee or by the holders of Debt Securities to or on us may be given or served by postage prepaid first class mail addressed (until another address is filed by us with the Trustee) as follows: Piedmont Natural Gas Company, Inc., 1915 Rexford Road, Post Office Box 33068, Charlotte, North Carolina 28233, Attention: Robert O. Pritchard, Treasurer.

Any notice, direction, request or demand by any holder of the Debt Securities to or upon the Trustee shall be deemed to have been sufficiently given or made, if given or made in writing at the principal corporate trust office of the Trustee in the Borough of Manhattan, the City of New York.

Any notice to be given to the holders of the Debt Securities will be given by mail to the addresses of such holders as they appear in the Debt Security Register.

Title

We, the Trustee and any of our agents may deem the person in whose name such Debt Security shall be registered upon our books (which, in the case of Debt Securities represented by a global security, shall be the Depositary or its nominee) to be the absolute owner of such Debt Security (whether or not such Debt Security shall be overdue and notwithstanding any notation of ownership or other writing thereon), for the purpose of receiving payment and for all other purposes.

Replacement of Debt Securities

In case any Debt Security shall become mutilated or be destroyed, lost or stolen, we, in the case of a mutilated Debt Security shall, and in the case of a lost, stolen or destroyed Debt Security may, in our discretion, provide a new Debt Security of the same series. The applicant for a substituted Debt Security shall furnish to us and the Trustee such security or indemnity as may be required by them to save each of us harmless, and, in every case of destruction, loss or theft, the applicant shall also furnish evidence of the destruction, loss or theft of such Debt Security and of the ownership thereof. We may require the payment of a sum sufficient to cover any tax, governmental charge or other charges that may be imposed in relation to the issuance of a substituted Debt Security and in addition a further sum not exceeding $2.00 for each Debt Security so issued in substitution.

Governing Law

The Indenture is and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Trustee

Subject to the provisions of the Indenture relating to its duties, the Trustee will be under no obligation to expend or risk its own funds or to incur any personal financial liability in the performance of its duties under the Indenture, or to exercise any of its rights or powers under the Indenture, if there are reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. Subject to such provisions, the holders of a majority in principal amount of the Debt Securities then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture, or exercising any trust or power conferred on the Trustee. Citibank, N.A., Trustee under the Indenture, has commercial banking relationships with us.

DESCRIPTION OF COMMON STOCK

Our Articles of Incorporation authorize 100,000,000 shares of common stock without par value and 175,000 shares of preferred stock without par value. Our Board of Directors has the authority to establish one or more series of preferred stock with such terms and rights as it may determine. No shares of preferred stock are presently outstanding.

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Under North Carolina law, the election of directors requires a plurality of the votes cast in the election. Shareholders do not have cumulative voting rights.

Our Articles of Incorporation and By-Laws contain certain provisions that could have the effect of delaying, deferring or preventing a change in control. These provisions include:

- *Classified Board of Directors.* Our Board of Directors is divided into three classes with staggered terms, which means that, as a general matter, only one-third of the Board must stand for re-election at any annual meeting of shareholders. The classification of directors could have the effect of making it more difficult for shareholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of our Board. Two shareholder meetings, instead of one, generally will be required to effect a change in the control of our Board. The provision for the classification of directors may be amended, altered, changed or repealed only upon the affirmative vote of 80% of the outstanding shares entitled to vote in the election of directors.

- *Fixing and Changing Number of Directors.* Our By-laws and Articles of Incorporation authorize the Board of Directors to fix the number of directors and provide that the number may be changed only by (a) the affirmative vote of 80% of the outstanding shares entitled to vote in the election of Directors or (b) a majority of the entire Board of Directors.

- *Nominations to the Board.* With certain exceptions, nominations to the Board must be made at least 60 days prior to the date of a meeting of shareholders.

- *Removal of Directors.* Directors may be removed for cause only by the affirmative vote of 80% of the outstanding shares entitled to vote in the election of directors.

- *Fair Price Provisions.* Our Articles of Incorporation require the affirmative vote of a super majority of the outstanding shares of voting stock to approve certain transactions such as actions in connection with any "Business Combination." A Business Combination is defined to include any merger, consolidation, lease, sale or disposition of assets or certain other business transactions by us or our subsidiaries involving an "interested shareholder." An interested shareholder is defined as any person who is or has announced an intention to become the beneficial owner of 10% or more of our voting stock (and certain defined affiliates) or an affiliate or associate of an interested shareholder and that, together with all such other arrangements, has an aggregate fair market value and/or involves aggregate commitments of $10,000,000 or more or more than 5% of our total assets or shareholders' equity as reflected on our most recent fiscal year-end consolidated balance sheet. Our Articles of Incorporation require the affirmative vote of not less than 66⅔% of our voting stock, voting together as a single class, excluding any voting stock held by an interested shareholder, with respect to all

Business Combinations involving the interested shareholder unless (1) the transaction is approved by our Board of Directors prior to the date on which directors not affiliated with the interested shareholder and who were directors prior to the time the interested shareholder acquired such status ("Continuing Directors") comprise less than a majority of our Board of Directors, and (2) if the Business Combination involves payment of consideration to shareholders, certain minimum price and disclosure requirements are satisfied as to all shareholders, and there has been no major change in our business or equity capital structure or any change or reduction in the payment of dividends since the date the interested shareholder acquired such status. To meet the minimum price criteria, the shareholders must receive consideration or retain value per share after the transaction that is not less than the highest price per share paid by the interested shareholder in the transaction or within two years preceding the announcement date of the transaction, or the fair market value per share of our common stock on the date the transaction is announced or the date on which the interested shareholder acquired such status, whichever is higher. The minimum price provisions must be met with respect to every class or series of our outstanding capital stock, whether or not the interested shareholder has previously acquired shares of any particular class or series. Our Articles of Incorporation require the same 66^2/$_3$% shareholder approval to amend or repeal the foregoing provisions or to adopt any provision inconsistent with such provisions unless the change is proposed by the Board of Directors prior to the date on which Continuing Directors comprise less than a majority of the Board.

- *Shareholder Rights Plan.*   Our shareholder rights plan generally provides the Board of Directors and shareholders the right to act to substantially dilute the share ownership position of any person who acquires 15% or more of our common stock. These provisions could discourage bids for the common stock at a premium and might adversely affect the market price of our common stock.

- *Amendment to our By-Laws.*   Our By-Laws may be amended only by (a) the affirmative vote of 80% of the outstanding shares entitled to vote in the election of directors or by the Board of Directors or (b) a majority of the entire Board of Directors at a meeting at which a quorum is present.

- *Opt out of North Carolina Anti-Takeover Statutes.*   Our Articles of Incorporation contain language to "opt out" of the provisions of two North Carolina anti-takeover statutes which, under the North Carolina Business Corporation Act, would otherwise apply to us. The first of these statutes, called the "North Carolina Shareholder Protection Act," requires that any business combination (as defined therein) between a corporation and any 20% shareholder be approved by 95% of the corporation's voting shares. Under the second statute, called the "North Carolina Control Share Acquisition Act," control shares of a corporation that are acquired in a "control share acquisition" (as defined in the statute) have no voting rights unless such rights are granted by resolution adopted by a majority of the corporation's shareholders, and in the event such voting rights were to be granted, all other shareholders would have the right to have their shares in the corporation redeemed at their fair value, subject to certain restrictions. Because application of these statutes to us would create material conflicts with existing provisions of our Articles of Incorporation regarding Business Combinations, our Articles of Incorporation include provisions stating that neither of these statutes will apply to us.

- *Issuance of preferred stock.*   Our Articles of Incorporation allow our board of directors to authorize and issue preferred stock with designations and rights that the board may determine at its discretion. Our board of directors may be able to use this authority in a manner that could delay, defer or prevent a change in control.

Holders of our common stock are entitled to receive dividends that may be declared from time to time by the Board of Directors subject to any preferences that may be applicable to any shares of our preferred stock then outstanding. Some of the agreements under which our long-term debt was issued contain provisions that restrict the amount of cash dividends that may be paid on our common stock. Under the most restrictive of these provisions, we cannot pay or declare any dividends or make any other distribution on any class of stock or make any investments in subsidiaries (defined as a gas and oil subsidiary) except out of net earnings available for restricted payments (as defined in the note agreements). As of July 31, 2003, net earnings available for restricted payments under these restrictions were $369.8 million. Retained earnings at this date were $278.4 million; therefore, none of our retained earnings were restricted from being paid out as a cash dividend.

In the event of liquidation, holders of common stock are entitled to all assets that remain after satisfaction of creditors and the liquidation preferences of any outstanding Preferred Stock, if any. Holders of common stock do not have preemptive rights to purchase additional shares of common stock or securities convertible into such shares. There are no redemption provisions on any shares of common stock. The outstanding shares of common stock are, and the additional shares offered hereby will be, fully paid and non-assessable.

The outstanding shares of common stock are, and the additional shares offered hereby will be, listed on the New York Stock Exchange under the trading symbol "PNY."

The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus and the applicable prospectus supplement as follows:

- to or through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, such underwriters to be designated at the time of sale; or

- through agents designated from time to time.

The applicable prospectus supplement will set forth the terms of the offering of the securities, including the name or names of any underwriters or agents, the purchase price of such securities and the proceeds to us from such sales, any underwriting discounts, agency commissions and other items constituting underwriters' or agents' compensation, any initial public offering price, any discounts or concessions to be allowed or reallowed or paid to dealers and the securities exchanges, if any, on which such securities may be listed.

If underwriters are used in the sale, the securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions. These transactions may be at a fixed public offering price or at varying prices determined at the time of sale. Such securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate, all of which underwriters in either case will be designated in the prospectus supplement corresponding to such offering. Unless otherwise set forth in the applicable prospectus supplement, under the terms of the underwriting agreement, the obligations of the underwriters to purchase such securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

All Debt Securities will be new issues of securities with no established trading market. Any underwriters to whom Debt Securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.

Underwriters and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof and to reimbursement by us for certain expenses. Underwriters and agents also may be customers of, engage in transactions with, or perform other services for us in the ordinary course of business.

LEGAL OPINIONS

The validity of the securities will be passed upon for us by Nelson, Mullins, Riley & Scarborough, LLP, Charlotte, North Carolina. Jerry W. Amos, a partner in that law firm and a director of the Company, beneficially owned 74,898 shares of our common stock as of October 24, 2003. Certain legal matters in connection with the issuance of the securities, including the validity of the Debt Securities under New York law, will be passed upon for any underwriters or agents by Orrick, Herrington & Sutcliffe LLP, New York, New York.

EXPERTS

The consolidated financial statements of Piedmont Natural Gas Company, Inc., as of October 31, 2002 and 2001, and for each of the three years in the period ended October 31, 2002, and the related financial statement schedule incorporated in this prospectus by reference from Piedmont Natural Gas Company's Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.

The consolidated financial statements of North Carolina Natural Gas Corporation as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which expresses an unqualified opinion and includes an explanatory paragraph referring to the change in 2002 in the method of accounting for goodwill and an explanatory paragraph regarding the restatement of the financial statements described in Note 2), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AUDITED FINANCIAL STATEMENTS
OF
NORTH CAROLINA NATURAL GAS CORPORATION
(As Restated)

North Carolina Natural Gas Corporation

Consolidated Balance Sheets
December 31, 2002 and 2001

	December 31	
	2002 Restated(1)	2001 Restated(1)
	(In Thousands)	
ASSETS		
Utility Plant		
Gas utility plant in service	$ 554,738	$ 492,001
Accumulated depreciation	(179,086)	(159,897)
Utility plant in service, net	375,652	332,104
Construction work in progress	18,127	60,895
Total Utility Plant, Net	393,779	392,999
Current assets		
Cash and cash equivalents	762	711
Accounts receivable, net	34,856	28,383
Unbilled accounts receivable	14,515	—
Income taxes receivable	—	565
Accounts receivable from affiliated companies	3,644	3,701
Inventory	17,198	21,248
Deferred gas costs — unbilled volumes	—	6,002
Restricted cash — expansion fund	5,577	1,129
Other current assets	67	130
Total Current Assets	76,619	61,869
Deferred Debits and Other Assets		
Goodwill	43,022	221,593
Unamortized debt expense	2,803	3,282
Diversified business property, net	928	923
Miscellaneous other property and investments	5,690	5,741
Recoverable environmental costs	4,447	4,343
Other assets and deferred debits	104	1,787
Total Deferred Debits and Other Assets	56,994	237,669
Total Assets	$ 527,392	$ 692,537
CAPITALIZATION AND LIABILITIES		
Capitalization		
Common stock, par value $0.10; 100 shares authorized; 100 shares issued and outstanding	$ —	$ —
Capital in excess of par value	417,645	417,617
Accumulated other comprehensive loss	(5,883)	—
Retained earnings (deficit)	(165,239)	6,708
Total Capitalization	246,523	424,325
Current Liabilities		
Accounts payable	36,109	26,437
Accounts payable to affiliated companies	14,567	34,446
Notes payable to affiliated companies	150,000	150,000
Income taxes payable	1,806	—
Interest accrued	426	388
Deferred gas costs	14,300	4,506
Other current liabilities	15,956	13,427
Total Current Liabilities	233,164	229,204
Deferred Credits and Other Liabilities		
Accumulated deferred income taxes	27,172	26,887
Accumulated deferred investment tax credits	1,685	1,817
Regulatory liability for income taxes, net	1,382	1,640
Other liabilities and deferred credits	17,466	8,664
Total Deferred Credits and Other Liabilities	47,705	39,008
Total Capitalization and Liabilities	$ 527,392	$ 692,537

See Notes to Consolidated Financial Statements.

(1) See Note 2 to the Consolidated Financial Statements regarding the restatement of financial statements.

North Carolina Natural Gas Corporation

Consolidated Statements of Income and Comprehensive Income
Years Ended December 31, 2002, 2001 and 2000

	Years Ended December 31		
	2002 Restated(1)	2001 Restated(1)	2000 Restated(1)
	(In Thousands)		
Operating Revenues			
Natural gas revenues	$ 313,930	$318,755	$339,569
Diversified business revenues	58	53	6,029
Total operating revenues	313,988	318,808	345,598
Operating Expenses			
Cost of gas	226,802	241,568	271,902
Other operation and maintenance	45,247	40,990	31,081
Goodwill impairment	126,277	—	—
Depreciation and amortization	19,836	23,043	19,458
General taxes	4,303	3,995	3,360
Diversified business expenses	1	104	4,862
Total Operating Expenses	422,466	309,700	330,663
Operating Income (Loss)	(108,478)	9,108	14,935
Other Income	2,266	3,029	7,665
Interest Charges	10,877	6,420	7,323
Income (Loss) before Income Taxes and Cumulative Effect of Accounting Change	(117,089)	5,717	15,277
Income Taxes	2,564	3,391	7,126
Income (Loss) before Cumulative Effect of Accounting Change	(119,653)	2,326	8,151
Cumulative Effect of Accounting Change	(52,294)	—	—
Net Income (Loss)	(171,947)	2,326	8,151
Minimum Pension Liability Adjustment (net of tax of $3,838)	(5,883)	—	—
Comprehensive Income (Loss)	$(177,830)	$ 2,326	$ 8,151

See Notes to Consolidated Financial Statements.

(1) See Note 2 to the Consolidated Financial Statements regarding the restatement of financial statements.

North Carolina Natural Gas Corporation

Consolidated Statements of Cash Flows
Years Ended December 31, 2002, 2001 and 2000

	Years Ended December 31		
	2002 Restated(1)	**2001 Restated(1)**	**2000 Restated(1)**
	(In Thousands)		
Operating Activities			
Net Income	$(171,947)	$ 2,326	$ 8,151
Adjustments to reconcile net income to net cash provided by operating activities:			
Goodwill impairment and cumulative effect of accounting change	178,571	—	—
Depreciation and amortization	20,377	23,865	20,835
Deferred income taxes	3,865	(447)	(212)
Investment tax credit	(132)	(133)	(133)
Deferred fuel credit	9,794	13,589	(4,602)
Net changes in other assets and liabilities:			
Accounts receivable from affiliated companies	57	(301)	(3,596)
Accounts receivable, billed and unbilled	(20,988)	20,074	(33,038)
Inventory	4,050	(4,519)	(1,147)
Deferred gas costs — unbilled volumes	6,002	6,304	(6,212)
Other assets	(4,604)	7,282	(5,005)
Accounts payable to affiliated companies	(23,951)	(41,573)	70,687
Accounts payable	9,672	(17,856)	23,803
Current and accrued liabilities	5,521	289	3,448
Other	16	(283)	(2,454)
Net Cash Provided by Operating Activities	16,303	8,617	70,525
Investing Activities			
Gross property additions	(20,648)	(68,893)	(92,959)
Proceeds from sale of assets	245	249	12,825
Investments in non-utility activities	51	832	(665)
Net Cash Used in Investing Activities	(20,352)	(67,812)	(80,799)
Financing Activities			
Proceeds from issuance of note payable to parent	—	150,000	—
Payments of note payable to parent	—	(123,548)	(11,435)
Net changes in advances from affiliate	4,072	32,215	21,732
Issuance of common stock on deferred compensation plans for retired directors	28	29	30
Net Cash Provided by Financing Activities	4,100	58,696	10,327
Net Increase (Decrease) in Cash and Cash Equivalents	51	(499)	53
Cash and Cash Equivalents at Beginning of the Year	711	1,210	1,157
Cash and Cash Equivalents at End of the Period	$ 762	$ 711	$ 1,210
Supplemental Disclosures of Cash Flow Information Cash paid (received) during the period:			
Interest	$ 10,906	$ 5,255	$ 7,573
Income Taxes	$ (3,357)	$ 938	$ 9,846
Noncash financing activities —			
Equity investment from parent company	$ —	$ 50,000	$ 3,829

See Notes to Consolidated Financial Statements.

(1) See Note 2 to the Consolidated Financial Statements regarding the restatement of financial statements.

North Carolina Natural Gas Corporation

Consolidated Statements of Changes in Capitalization
January 1, 2000 to December 31, 2002

	Common Stock Outstanding		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Deficit)	Total Capitalization
	Shares	Amount				
			(In Thousands)			
Balance, January 1, 2000	100	$ —	$363,729	$ —	$ (3,769)	$ 359,960
Additional equity investment from parent company			3,829			3,829
Equity compensation			30			30
Net income restated(1)					8,151	8,151
Balance, December 31, 2000 restated(1)	100	$ —	$367,588	$ —	$ 4,382	$ 371,970
Additional equity investment from parent company			50,000			50,000
Equity compensation			29			29
Net income restated(1)					2,326	2,326
Balance, December 31, 2001 restated(1)	100	$ —	417,617	$ —	$ 6,708	$ 424,325
Minimum pension liability adjustment (net of tax)				(5,883)		(5,883)
Equity compensation			28			28
Net loss restated(1)					(171,947)	(171,947)
Balance, December 31, 2002 restated(1)	100	$ —	$417,645	$(5,883)	$(165,239)	$ 246,523

See Notes to Consolidated Financial Statements.

(1) See Note 2 to the Consolidated Financial Statements regarding the restatement of financial statements.

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements
Years Ended December 31, 2002, 2001 and 2000

Note 1. Summary of Significant Accounting Policies

A. Organization

North Carolina Natural Gas Corporation (NCNG or the Company) is a public service company primarily engaged in transporting and distributing natural gas in portions of North Carolina. NCNG is a wholly owned subsidiary of Progress Energy, Inc. (Progress Energy or PGN), which was formed as a result of the reorganization of Carolina Power & Light (CP&L) into a holding company structure on June 19, 2000. All shares of common stock of CP&L were exchanged for an equal number of shares of PGN. On July 1, 2000, CP&L distributed its ownership interest in the stock of NCNG to PGN. PGN is a registered holding company under the Public Utility Holding Company Act (PUCHA) of 1935. Both PGN and its subsidiaries are subject to the regulatory provisions of the PUCHA.

B. Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the activities of the Company and its majority-owned subsidiaries, NCNG Pineneedle Investment Corporation, NCNG Cardinal Pipeline Investment Corporation, and Cape Fear Energy Corporation. Significant intercompany balances and transactions have been eliminated in consolidation except as permitted by Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," which provides that profits on intercompany sales to regulated affiliates are not eliminated if the sales price is reasonable and the future recovery of the sales price through the rate making process is probable. The accounting records are maintained in accordance with uniform systems of accounts prescribed by the North Carolina Utilities Commission (NCUC).

C. Use of Estimates and Assumptions

In preparing financial statements that conform with accounting principles generally accepted in the United States of America, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

D. Cash

The Company considers cash and cash equivalents to include unrestricted cash on hand, cash in banks, and temporary investments with a maturity of three months or less.

E. Utility Plant and Depreciation

Utility plant in service is stated at historical cost less accumulated depreciation. The Company capitalizes all construction-related direct labor and material costs of units of property as well as indirect construction costs. The cost of renewals and betterments is also capitalized. Maintenance and repairs of property, and replacements and renewals of items determined to be less than units of property, are charged to maintenance expense as incurred. The cost of units of property replaced, renewed or retired, plus removal or disposal costs, less salvage, is charged to accumulated depreciation. Subsequent to the acquisition of NCNG by PGN, utility plant continues to be presented on a gross basis to reflect the treatment of such plant in cost-based regulation.

The balances of utility plant in service at December 31 are listed below with a range of depreciable lives for each:

	2002	2001
	(In Thousands)	
Transmission plant (24-50 years)	$247,489	$223,779
Distribution plant (22-50 years)	224,165	203,171
General plant (5-37 years)	53,723	37,543
Natural gas storage and processing plant (16–30 years)	26,257	24,638
Capital leases	1,380	1,146
Intangible plant	991	991
Production plant (44 years)	733	733
Gas utility plant in service	554,738	492,001
Accumulated depreciation	(179,086)	(159,897)
Utility plant in service, net	$375,652	$332,104

The Company is engaged in a capital lease with Exxon for use of a six-inch pipeline in Wilmington, NC. The initial lease agreement was entered into during 1997 for a term of five years. The agreement contains an automatic renewal provision with an annual rent escalation factor of 2.65%. The agreement will continue in perpetuity after the conclusion of the initial term, unless notice of termination is provided no less than twenty-four months prior to the effective date of termination. The outstanding obligation under this lease for the next twenty-four months was $462 thousand and $435 thousand at December 31, 2002 and 2001, respectively.

Allowance for funds used during construction (AFUDC) represents the estimated debt and equity costs of capital funds necessary to finance the construction of new regulated assets. As prescribed in the regulatory uniform systems of accounts, AFUDC is charged to the cost of the plant. The equity funds portion of AFUDC is credited to other income and the borrowed funds portion is credited to interest charges. Regulatory authorities consider AFUDC an appropriate charge for inclusion in the rates charged to customers by the utilities over the service life of the property. The total equity funds portion of AFUDC was $0.8 million, $2.1 million and $2.5 million in 2002, 2001 and 2000, respectively. The total borrowed funds portion of AFUDC was $0.5 million, $1.2 million and $1.5 million in 2002, 2001 and 2000, respectively. The composite AFUDC rate for NCNG's gas utility plant was 10.09% in 2002, 2001 and 2000.

F. Depreciation and Amortization

For financial reporting purposes, depreciation of utility plant is computed on the straight-line method based on the estimated remaining useful life of the property, adjusted for estimated net salvage. Depreciation provisions as a percent of average depreciable property were approximately 3.7% in 2002, 2001 and 2000. Depreciation provisions totaled $19.8 million, $17.2 million and $13.5 million in 2002, 2001 and 2000, respectively.

Effective January 1, 2002 the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," and no longer amortizes goodwill. Prior to the adoption of SFAS No. 142, the Company amortized goodwill on a straight-line basis over a period not exceeding 40 years.

G. Diversified Business Property

Diversified business property consists of land, which had a balance of $928 thousand and $923 thousand at December 31, 2002 and 2001, respectively.

H. Inventory

Inventory is carried at average cost. As of December 31, 2002 and 2001, inventory was comprised of:

	2002	2001
	(In Thousands)	
Fuel	$12,300	$16,136
Materials and supplies	4,898	5,112
Total Inventory	$17,198	$21,248

I. Impairment of Long-Lived Assets and Investments

The Company reviews the recoverability of long-lived and intangible assets whenever impairment indicators exist. Examples of these indicators include current period losses, combined with a history of losses or a projection of continuing losses, or a significant decrease in the market price of a long-lived asset group. If an indicator exists, then the asset group is tested for recoverability by comparing the carrying value to the sum of undiscounted expected future cash flows directly attributable to the asset group. If the asset group is not recoverable through undiscounted cash flows, then an impairment loss is recognized for the difference between the carrying value and the fair value of the asset group. The accounting for impairment of assets is based on SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which was adopted by the Company effective January 1, 2002. Prior to the adoption of this standard, impairments were accounted for using SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which was superceded by SFAS No. 144.

J. Cost-Based Regulation

The Company's regulated operations are subject to SFAS No. 71. SFAS No. 71 allows a regulated company to record costs that have been or are expected to be allowed in the ratemaking process in a period different from the period in which the costs would be charged to expense by a nonregulated enterprise. Accordingly, the Company records assets and liabilities that result from the regulated ratemaking process that would not be recorded under GAAP for nonregulated entities. These regulatory assets and liabilities represent expenses deferred for future recovery from customers or obligations to be refunded to customers and are primarily classified in the accompanying Consolidated Balance Sheets as regulatory assets and regulatory liabilities (See Note 6A).

K. Income Taxes

PGN and its affiliates file a consolidated federal income tax return. Federal income taxes are provided as if the Company filed a separate return. Amounts shown as income taxes payable are due to PGN. Deferred income taxes have been provided for temporary differences. These occur when there are differences between the book and tax carrying amounts of assets and liabilities. Investment tax credits related to regulated operations have been deferred and are being amortized over the estimated service life of the related properties (See Note 8).

L. Derivatives

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133". SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure those instruments at fair value.

M. Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts receivable, which totaled approximately $2.0 million at December 31, 2002 and 2001. The allowance is based on specific accounts identified as uncollectible and an estimate of the uncollectible amounts in the remaining balance based on the Company's collection experience.

N. Unamortized Debt Premiums, Discounts and Expenses

Any expenses or call premiums associated with the reacquisition of debt obligations are recorded as a regulatory asset and amortized over the remaining life using the straight-line method consistent with ratemaking treatment.

O. Revenue Recognition

In the year ended December 31, 2002, the Company performed an analysis of its revenue recognition practices and changed the way it records revenues and cost of gas related to volumes delivered but not yet billed. Recording unbilled revenues implements the practice in use by most gas utilities. NCNG previously followed the practice of rendering customer bills on a cycle basis throughout each month and recording revenue at the time of billing. The Company deferred the cost of gas delivered but unbilled due to cycle billing and recognized the revenue and related cost of gas in the period in which it was billed. Recording unbilled revenues changes the timing of revenue recognition from the cycle-billing method to the accrual method based on when the service is provided. The effect on earnings for the year ended December 31, 2002 was an after-tax increase in earnings of approximately $2.1 million.

P. Fuel Cost Deferrals

Cost of gas includes gas costs or recoveries that are deferred through purchased gas adjustment provisions established by the NCUC. The provisions allow NCNG to recover the costs of gas purchased for resale through customer rates.

Q. Environmental

The Company accrues environmental remediation liabilities when the criteria for SFAS No. 5, "Accounting for Contingencies," has been met. The Company defers environmental expenditures consistent with rate making treatment (See Note 6B). Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as additional information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value (See Note 11).

R. *Fair Value of Financial Instruments*

The carrying amounts of cash and cash equivalents, notes payable and accounts payable approximate their fair values due to the short-term maturities of these financial instruments.

S. *Benefit Plans*

The Company follows the guidance in SFAS No. 87, "Employers' Accounting for Pensions," to account for its defined benefit retirement obligations. In addition to pension benefits, the Company provides other postretirement benefits which are accounted for using SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." See Note 10 for related disclosures for these plans.

T. *Impact of New Accounting Standards*

The Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations," in July 2001. This statement provides accounting and disclosure requirements for retirement obligations associated with long-lived assets and is effective January 1, 2003. This statement requires that the present value of retirement costs for which NCNG has a legal obligation be recorded as liabilities with an equivalent amount added to the asset cost and depreciated over an appropriate period. The liability is then accreted over time by applying an interest method of allocation to the liability. Cumulative accretion and accumulated depreciation will be recognized for the time period from the date the liability would have been recognized had the provisions of this statement been in effect, to the date of adoption of this Statement. The cumulative effect of implementing this Statement is to be recognized as a change in accounting principle. The adoption of this statement will have no impact on NCNG's net income.

NCNG has previously recognized removal costs as a component of depreciation in accordance with regulatory treatment. To the extent these amounts do not represent SFAS No. 143 legal retirement obligations, they will be disclosed as regulatory liabilities upon adoption of the standard.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt — an amendment of Accounting Principles Board (APB) Opinion No. 3," which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria set forth by APB Opinion 30 will now be used to classify those gains and losses. Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. For NCNG, any expenses or call premiums associated with the reacquisition of debt obligations are amortized over the remaining life of the original debt using the straight-line method consistent with ratemaking treatment. SFAS No. 145 also amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS No. 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. For the provisions related to the rescission of SFAS No. 4, SFAS No. 145 is effective for NCNG beginning in fiscal year 2003. The remaining provisions of SFAS No. 145 were effective for NCNG in fiscal year 2002. Adoption of this statement will have no impact on NCNG's results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123," and provided alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement requires that companies having a year-end after December 15, 2002 follow the prescribed format and provide the additional disclosures in their annual reports. NCNG applies the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" as allowed by SFAS Nos. 123 and 148, and related interpretations in accounting for its stock-based compensation plans as described in Note 9.

The following table illustrates the effect on NCNG's net income if NCNG had applied the fair value recognition provisions of SFAS No. 123 to the stock option plan. NCNG did not record any stock option expense in 2002 or 2001. The stock option plan was not in effect in 2000.

	2002	2001
	(In Thousands)	
Net income, as reported	$(171,947)	$2,326
Deduct: Total stock option expense determined under fair value method for all awards, net of related tax effects	175	38
Proforma net income	$(172,122)	$2,288

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34" (FIN No. 45). This interpretation clarifies the disclosures to be made by a guarantor in its interim and annual financial statements about obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. NCNG is currently evaluating the effects, if any, that this interpretation will have on its results of operations and financial position.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51" (FIN No. 46). This interpretation, which is effective January 1, 2004, provides guidance related to identifying variable interest entities (previously known as special purpose entities or SPEs) and determining whether such entities should be consolidated. Certain disclosures are required when FIN No. 46 becomes effective if it is reasonably possible that a company will consolidate or disclose information about a variable interest entity when it initially applies FIN No. 46. NCNG is currently evaluating what effects, if any, this interpretation will have on its results of operations and financial position.

In June 2002, the Emerging Issues Task Force (EITF) reached consensus on a portion of Issue 02-03, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." EITF Issue 02-03 is effective for financial statements issued for periods ending after July 15, 2002, and requires all gains and losses (realized or unrealized) on energy trading contracts to be shown on a net basis in the income statement. NCNG's policy already required the gains and losses to be recorded on a net basis. NCNG does not recognize a dealer profit or unrealized gain or loss at the inception of a derivative unless the fair value of that instrument, in its entirety, is evidenced by quoted market prices or current market transactions.

Note 2. Restatement of Financial Statements

Subsequent to the issuance of the Company's 2002 consolidated financial statements, the Company determined it had not properly calculated its estimate of lost and unaccounted for gas volumes in 2002, 2001 and 2000. As a result, the Company understated the Cost of gas in 2001 and 2000 resulting in an overstatement of Deferred gas costs-unbilled volumes in 2001. Revenues and Cost of gas were overstated in 2002 resulting in an overstatement of Unbilled accounts receivable and an understatement of the Deferred gas costs liability.

The Company has restated the 2002, 2001 and 2000 consolidated financial statements from amounts previously reported to properly account for the actual lost and unaccounted for gas volumes.

A summary of the significant effects of the restatement is as follows:

	As Previously Reported	As Restated
2002		
Natural gas revenues	$ 316,423	$ 313,930
Cost of gas	$ 230,617	$ 226,802
Loss before Income Taxes and Cumulative Effect of Accounting Change	$(118,411)	$(117,089)
Income Taxes	$ 2,042	$ 2,564
Loss before Cumulative Effect of Accounting Change	$(120,453)	$(119,653)
Net Loss	$(172,747)	$(171,947)
Comprehensive Loss	$(178,630)	$(177,830)
Unbilled accounts receivable	$ 16,565	$ 14,515
Retained earnings (deficit)	$(163,733)	$(165,239)
Income taxes payable	$ 2,790	$ 1,806
Deferred gas costs	$ 13,860	$ 14,300

	As Previously Reported	As Restated
2001		
Cost of gas	$ 240,672	$ 241,568
Income before Income Taxes and Cumulative Effect of Accounting Change	$ 6,613	$ 5,717
Income Taxes	$ 3,745	$ 3,391
Income before Cumulative Effect of Accounting Change	$ 2,868	$ 2,326
Net Income	$ 2,868	$ 2,326
Comprehensive Income	$ 2,868	$ 2,326
Income taxes receivable	$ —	$ 565
Deferred gas costs — unbilled volumes	$ 9,814	$ 6,002
Retained earnings (deficit)	$ 9,014	$ 6,708
Income taxes payable	$ 941	$ —
2000		
Cost of gas	$ 268,986	$ 271,902
Income before Income Taxes and Cumulative Effect of Accounting Change	$ 18,193	$ 15,277
Income Taxes	$ 8,278	$ 7,126
Income before Cumulative Effect of Accounting Change	$ 9,915	$ 8,151
Net Income	$ 9,915	$ 8,151
Comprehensive Income	$ 9,915	$ 8,151

Note 3.   Acquisitions and Dispositions

On July 15, 1999, the Company was acquired by CP&L for an aggregate purchase price of approximately $364 million, including approximately $3.7 million of merger related costs. As a result of the merger, the former common shareholders of NCNG now own common shares of PGN. The merger was accounted for as a purchase of the Company's net assets with approximately 8.3 million shares of CP&L Common Stock issued through the conversion of each outstanding NCNG share into .8054 of a share of CP&L Common Stock (fractional shares were paid in cash). Goodwill of approximately $240 million was recorded in connection with the purchase, which represented the excess of the purchase price over the Company's net assets after fair value adjustments. Effective January 1, 2002, goodwill, which was being amortized on a straight-line basis over 40 years, is no longer subject to amortization over its estimated useful life (See Note 4).

On September 29, 2000, NCNG sold its propane business for $14.3 million. The sale resulted in a pretax gain of $2.4 million.

On October 16, 2002, PGN announced its intention to sell NCNG to Piedmont Natural Gas Company, Inc. for approximately $417.5 million in gross proceeds. The sale is expected to close by summer 2003 and must be approved by the NCUC and federal regulatory agencies.

Note 4.   Goodwill

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." This statement clarifies the criteria for recording of other intangible assets separately from goodwill. Effective January 1, 2002, goodwill is no longer subject to amortization over its estimated useful life. Instead, goodwill is subject to at least an annual assessment for impairment by applying a two-step fair-value based test.

In accordance with the provisions of SFAS No. 142, the Company completed the transitional impairment test within six months of adoption, which resulted in a non-cash charge of approximately $52.3 million to reduce the carrying value of goodwill. The initial impairment of $52.3 million is reflected net of tax as a cumulative effect of an accounting change in the consolidated statement of income. In addition, the Company performed the annual impairment test in the third quarter 2002, and recognized an additional goodwill impairment of $126.3 million based on the expected proceeds from the sale of NCNG (See Note 3), which is shown as goodwill impairment on the consolidated statement of income.

A reconciliation of net income as if SFAS No. 142 had been adopted is presented below for years ending December 31.

	2001	2000
	(In Thousands)	
Reported net income	$2,326	$ 8,151
Goodwill amortization (net of tax)	3,572	3,543
Adjusted net income	$5,898	$11,694

Note 5. Related Party Transactions

NCNG participates in an internal money pool, operated by the parent company, PGN, to more effectively utilize cash resources and to reduce outside short-term borrowings. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowing companies pay interest at a rate designed to approximate the cost of outside short-term borrowings. Subsidiaries of PGN, which invest in the money pool, earn interest on a basis proportionate to their average monthly investment. The interest rate used to calculate earnings approximates external interest rates. The weighted-average interest rates associated with such money pool balances were 2.18% and 4.47% at December 31, 2002 and 2001, respectively. Funds may be withdrawn from or repaid to the pool at any time without prior notice. At December 31, 2002 and 2001, NCNG had $8.0 million and $3.9 million, respectively, payable to the money pool, which is included in accounts payable to affiliated companies on the Consolidated Balance Sheets. The Company recorded interest income on money pool lending totaling $0.2 million during 2002 and interest expense on money pool borrowings totaling $0.1 million, $1.9 million and $0.4 million during 2002, 2001 and 2000, respectively. In December 2001, PGN converted $50 million in money pool debt to an equity investment in NCNG.

During the years ended December 31, 2002, 2001 and 2000, gas sales from NCNG to CP&L and Florida Power Corporation (an affiliated company) totaled $19.5 million, $18.8 million and $5.9 million, respectively.

During 2000, PGN formed Progress Energy Service Company, LLC (PESC) to provide specialized services, at cost, to PGN and its subsidiaries, as approved by the SEC. NCNG has an agreement with PESC under which services, including purchasing, accounting, treasury, tax, marketing, legal and human resources are rendered to NCNG at cost. Amounts billed to NCNG by PESC for these services during 2002 and 2001 totaled $16.3 million and $15.1 million, respectively. NCNG was not billed for these services in 2000 because an amount was not determinable.

At December 31, 2002 and 2001, NCNG had payables of $14.6 million and $30.5 million, respectively, to PGN and its subsidiaries that are included in accounts payable to affiliated companies on the Consolidated Balance Sheets. Receivables from PGN and its subsidiaries totaled $3.6 million and $3.7 million in 2002 and 2001, respectively. These receivables are included in accounts receivable from affiliated companies on the Consolidated Balance Sheets.

On December 15, 2001, NCNG restructured its $150.0 million line of credit with PGN to a term note with a fixed interest rate. At December 31, 2002 and 2001, there was $150.0 million outstanding under this facility at an interest rate of 6.425%.

Note 6.   Regulatory Matters

A.   Regulatory Assets and Liabilities

As a regulated entity, NCNG is subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." Accordingly, NCNG records certain assets and liabilities resulting from the effects of the ratemaking process, which would not be recorded under generally accepted accounting principles for unregulated entities.

At December 31, 2002 and 2001, the balances of the Company's regulatory assets (liabilities) were as follows:

	2002	2001
	(In Thousands)	
Loss on reacquired debt	$ 2,803	$ 3,282
Deferred environmental costs	4,447	4,343
Deferred gas	(14,300)	(4,506)
Income taxes recoverable through future rates	(1,382)	(1,640)
Total	$ (8,432)	$ 1,479

All regulatory assets included in the table above earn a return.

The Company monitors the regulatory and competitive environment in which it operates to determine that regulatory assets continue to be probable of recovery. At some point in the future, if it is determined that all or a portion of these regulatory assets no longer meet the criteria for continued application of SFAS No. 71, then the Company would be required to write-off that portion which it could not recover, net of any regulatory liabilities which would be deemed no longer necessary.

B.   Retail Rate Matters

On October 27, 1995, the NCUC issued its Order granting a general rate increase amounting to approximately $4.2 million in annual revenues effective November 1, 1995. The Order provided for a rate of return on net investment of 10.09% but, pursuant to the Stipulation of Settlement, did not state separately the rate of return on common equity or the capital structure used to calculate revenue requirements. The Order provided for significant rate design changes by increasing residential and commercial rates while reducing industrial sales and transportation rates to recognize, among other things, the differences in costs of servicing the various customer classes. The Order also established several new rate schedules, including an economic development rate to assist in attracting new industry to the Company's service area and a rate to provide standby, on-peak gas supply service to industrial and other customers whose gas service would otherwise be interrupted. In conjunction with the acquisition by CP&L, NCNG signed a stipulation agreement with the Public Staff of the NCUC in which the Company agreed to cap margin rates for gas sales and transportation service, with limited exceptions, through November 1, 2003. Management is of the opinion that this agreement will not impair the Company's ability to recover prudent costs through rates and will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

As part of the October 27, 1995, Rate Order, the NCUC approved continued use of the Weather Normalization Adjustment (WNA) for the space-heating market, originally approved in the December 6, 1991 Rate Order. The WNA stabilizes the Company's winter revenues and customers' bills by adjusting rates when weather deviates from normal. The non-gas component of rates for space heating customers is adjusted upward when weather is warmer than normal and downward when weather is colder than normal. The WNA increased net billings to customers by $2.4 million, $1.6 million and $0.9 million for 2002, 2001 and 2000, respectively.

Also as a part of the October 27, 1995 Rate Order, the NCUC approved establishment of the Price Sensitive Volume Adjustment (PSVA). The PSVA protects the Company against loss of load from eight large, fuel-switchable customers using heavy fuel oil as an alternative fuel, while providing that all actual margins earned on deliveries of gas to such customers should be flowed through to all other customers. This mechanism was modified as part of the rate rebalancing agreement described below to reflect a sharing of the margin earned between the Company and its customers.

The Company defers reasonable costs in connection with the investigation and remediation of former manufactured gas plant (MGP) sites. As a part of the October 27, 1995 Rate Order, the NCUC approved the accounting for and recovery in rates of costs associated with environmental assessments and remediation of a former MGP in Kinston, North Carolina. The NCUC found that NCNG acted in a reasonable and prudent manner, and, accordingly, approved the Company's proposal to recover an annualized amount of MGP costs based on amounts expended, net of recoveries from third parties.

In February 2002, NCNG filed a general rate case with the NCUC requesting an annual rate increase of $47.6 million. On May 3, 2002, NCNG withdrew the application, based upon the NCUC Public Staff's and other parties' interpretation of the order approving the merger of CP&L and NCNG that such a case was not permitted until 2003. On May 16, 2002, NCNG filed a request to increase its margin rates and rebalance its rates with the NCUC, requesting an annual rate increase of $4.1 million to recover costs associated with specific system improvements. On September 23, 2002, the NCUC issued its order approving the $4.1 million rate increase. The rate increase was effective October 1, 2002.

In February 1993, the NCUC issued its Order establishing an Expansion Fund (Fund) for the Company to be funded initially by refunds the Company had received from its pipeline suppliers. The Fund provides financing for the extension of natural gas service into areas that otherwise would not be economically feasible to serve. These refunds, along with interest thereon, are periodically remitted to the NCUC. The balance not yet remitted was $5.6 million and $1.1 million at December 31, 2002 and 2001, respectively.

In April 1998, the Company filed an application with the NCUC to extend its pipeline 38 miles to provide natural gas service to Bertie and Martin Counties using the Fund. In July 1998, the Company filed an amendment to extend this project an additional six miles to Robersonville in Martin County. The amended main extension project would run approximately 44 miles from

North Carolina Natural Gas Corporation
Notes to Consolidated Financial Statements — (Continued)

Ahoskie to Robersonville and cost $12.6 million. The negative net present value of the project requested from the Fund was $7.5 million. Hearings were held in September 1998 and a Commission Order was issued in November 1998 approving $7.5 million from the Fund. On July 1, 1999, the Company filed a petition for additional funding of $2.8 million due to the closing of an industrial plant. The NCUC issued an order in October 1999 approving an additional $2.8 million from the Fund. This line was completed in December 2000 at a total cost of $12.2 million.

In August 2000, the Company filed an application with the NCUC to extend its pipelines approximately 12.8 miles to provide natural gas service to Tabor City in Columbus County. The negative net present value of the project requested from the Fund was $3.4 million. Hearings were held in January and February 2001 and a Commission Order was issued in March 2001 approving $3.4 million from the Expansion Fund. This line was completed in the spring of 2002. NCNG filed for and received a reimbursement of $3.1 million in October 2002 and received the balance of $0.3 million in February 2003.

The NCUC's annual review of the Company's gas costs for the 12 months ended October 31, 2001 was held in April 2002. The NCUC issued an order on July 2, 2002 approving NCNG's gas costs and gas purchasing practices for the review period. NCNG requested purchased gas adjustments three times in 2002 for total net increases of $20.1 million, six times in 2001 for net decreases of $56.2 million and five times in 2000 for net increases of $86.5 million.

Both of the Company's interstate pipeline suppliers, Transcontinental Gas Pipe Line Corporation (Transco) and Columbia Gas Transmission Corporation (Columbia), have ongoing rate and certificate matters under jurisdiction of the Federal Energy Regulatory Commission (FERC). Transco implemented new rates in September 2002 reflecting the settlement of most issues in their general rate case with the remaining issues going to hearing with a resolution expected in 2003. The Company does not expect that any regulatory decisions or court orders will have a material impact on its consolidated financial position, results of operations, or cash flows because all prudently incurred gas costs, including interstate pipeline capacity and storage service costs, are eligible for immediate recovery from the Company's customers, and refunds from interstate pipelines must be transferred to the Expansion Fund or refunded directly to the Company's customers.

Note 7. Risk Management & Derivative Activities

The Company may enter into certain forward and option contracts involving physical delivery of gas that reduce exposure to market fluctuations relative to the price and delivery of gas. No such contracts were designated as hedges for accounting purposes in 2002, 2001 and 2000. The gains and/or losses on such contracts were not material during 2002, 2001 and 2000. Also, the Company did not have a material outstanding position in such contracts at December 31, 2002 and 2001.

Note 8. Income Taxes

Deferred income taxes are provided for temporary differences between book and tax basis of assets and liabilities. Investment tax credits related to regulated operations are amortized over the service life of the related property. A regulatory asset or liability has been recognized for the impact of tax expenses or benefits that are recovered or refunded in different periods by the utilities pursuant to rate orders.

North Carolina Natural Gas Corporation

Notes to Consolidated Financial Statements — (Continued)

Net accumulated deferred income tax liabilities at December 31 are:

	2002	2001
	(In Thousands)	
Accelerated depreciation and property cost differences	$37,817	$33,912
Deferred costs	1,107	1,296
Other postretirement benefits	(6,059)	(2,057)
Other postemployment benefits	(1,409)	(1,209)
Regulatory liability related to income taxes	(3,834)	(3,834)
Reserves	(776)	(809)
Voluntary employee beneficiary association program benefits	(53)	29
Miscellaneous other temporary differences, net	379	(441)
Net accumulated deferred income tax liability	$27,172	$26,887

Reconciliations of the Company's effective income tax rate to the statutory federal income tax rate are:

	2002	2001	2000
Effective income tax rate	(1.5)%	59.3%	46.6%
State income taxes, net of federal benefit	0.1	(8.2)	(5.8)
Amortization of investment tax credits	(0.1)	2.3	0.9
Amortization of excess deferred income taxes	(0.2)	5.1	1.9
Goodwill amortization/impairment	36.9	(36.1)	(13.9)
Allowance for funds used during construction	(0.2)	12.8	5.8
Other differences	—	(0.2)	(0.5)
Statutory federal income tax rate	35.0%	35.0%	35.0%

The provisions for income tax expense before cumulative effect of accounting charge are comprised of:

	2002	2001	2000
	(In Thousands)		
Income tax expense (credit):			
Current — federal	$(1,061)	$2,820	$4,621
state	(343)	597	1,441
Deferred — federal	3,113	(451)	(257)
state	751	4	45
Investment tax credit	(132)	(132)	(132)
Subtotal	2,328	2,838	5,718
Income taxes charged to non-utility operations — federal	396	451	1,541
state	(160)	102	(133)
Total	$ 2,564	$3,391	$7,126

Note 9. Stock Based Compensation

NCNG accounts for stock-based compensation in accordance with the provisions of APB Opinion No. 25, as allowed by SFAS Nos. 123 and 148.

A. *Employee Stock Ownership Plan*

Progress Energy sponsors the Progress Energy 401(k) Savings and Stock Ownership Plan (401(k)) for which substantially all full-time non-bargaining unit employees and certain part-time non-bargaining employees within participating subsidiaries are eligible. NCNG participates in the 401(k). The 401(k), which has matching and incentive goal features, encourages systematic savings by employees and provides a method of acquiring Progress Energy common stock and other diverse investments. The 401(k), as amended in 1989, is an Employee Stock Ownership Plan (ESOP) that can enter into acquisition loans to acquire Progress Energy common stock to satisfy 401(k) common share needs. Qualification as an ESOP did not change the level of benefits received by employees under the 401(k). Common stock acquired with the proceeds of an ESOP loan is held by the 401(k) Trustee in a suspense account. The common stock is released from the suspense account and made available for allocation to participants as the ESOP loan is repaid. Such allocations are used to partially meet common stock needs related to Progress Energy matching and incentive contributions and/or reinvested dividends.

There were 4,616,400 and 5,199,388 ESOP suspense shares at December 31, 2002 and 2001, respectively, with a fair value of $200.1 million and $234.1 million, respectively. NCNG's matching and incentive goal compensation cost under the 401(k) is determined based on matching percentages and incentive goal attainment as defined in the plan. Such compensation cost is allocated to participants' accounts in the form of Progress Energy common stock, with the number of shares determined by dividing compensation cost by the common stock market value at the time of allocation. The 401(k) common stock share needs are met with open market purchases and with shares released from the ESOP suspense account. NCNG's matching and incentive cost met with shares released from the suspense account totaled approximately $0.4 million for the year ended December 31, 2002 and $0.2 million for the years ended December 31, 2001 and 2000, respectively.

B. *Stock Option Agreements*

Pursuant to Progress Energy's 1997 Equity Incentive Plan, Amended and Restated as of September 26, 2001, Progress Energy may grant options to purchase shares of common stock to officers and eligible employees. During 2002 and 2001, respectively, approximately 2.9 million and 2.4 million common stock options were granted to officers and eligible employees of Progress Energy. Of this amount, approximately 43,220 and 33,100 were granted to officers and eligible employees of NCNG, respectively. No compensation expense was recognized under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees and Related Interpretations." There were 39,220 and 29,220 stock options outstanding to employees of NCNG as of December 31, 2002 and 2001, respectively.

C. *Other Stock-Based Compensation Plans*

Progress Energy has additional compensation plans for officers and key employees that are stock-based in whole or in part. NCNG participates in these plans. The two primary active stock-based compensation programs are the Performance Share Sub-Plan (PSSP) and the Restricted Stock

Awards program (RSA), both of which were established pursuant to Progress Energy's 1997 Equity Incentive Plan.

Under the terms of the PSSP, officers and key employees are granted performance shares on an annual basis that vest over a consecutive three-year period. Each performance share has a value that is equal to, and changes with, the value of a share of Progress Energy's common stock, and dividend equivalents are accrued on, and reinvested in, the performance shares. The PSSP has two equally weighted performance measures, both of which are based on Progress Energy's results as compared to a peer group of utilities. Compensation expense is recognized over the vesting period based on the expected ultimate cash payout. Compensation expense is reduced by any forfeitures.

The RSA allows Progress Energy to grant shares of restricted common stock to key employees. The restricted shares vest on a graded vesting schedule over a minimum of three years. There were 6,800 shares of restricted stock outstanding for key employees of NCNG at December 31, 2002 and 2001.

Compensation expense, which is based on the fair value of common stock at the grant date, is recognized over the applicable vesting period and is reduced by forfeitures. NCNG is allocated expense from Progress Energy based on the restricted shares outstanding for NCNG employees. The total amount for NCNG's other stock based compensation plans was $0.1 million during 2002 and 2001, respectively and $0.2 million during 2000.

Note 10. Postretirement Benefit Plans

A. Pension Benefits

The Company has a noncontributory defined benefit retirement (pension) plan for substantially all full-time employees. The Company also has a supplementary defined benefit pension plan that provides benefits to higher level employees. No additional benefits are being earned under the supplementary plan.

The components of net periodic pension (benefit) cost are:

	2002	2001	2000
	(In Thousands)		
Service cost	$ 501	$ 433	$ 446
Interest cost	2,252	2,275	2,201
Expected return on plan assets	(2,906)	(2,889)	(2,823)
Amortization of prior service cost	29	22	33
Recognized net actuarial gain	—	(214)	—
Net periodic pension (benefit) cost	$ (124)	$ (373)	$ (143)

The weighted-average discount rate used to measure the pension obligation was 6.6% in 2002 and 7.5% in 2001, respectively. The weighted-average rate of increase in future compensation used to measure the pension obligation was 4.0% in 2002, 2001 and 2000. The expected long-term rate of return on pension plan assets used in determining the net periodic pension benefit was 9.25% in 2002, 2001 and 2000.

Prior service costs and benefits are amortized on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses in excess of 10.0% of the greater of the pension obligation or the market-related value of assets are amortized over the average remaining service period of active participants.

Reconciliations of the changes in the plans' benefit obligations and the plans' funded status is:

	2002	2001
	(In Thousands)	
Change in benefit obligation		
Benefit obligation at beginning of period	$32,253	$31,108
Service cost	501	433
Interest cost	2,235	2,275
Actuarial (gain) loss	3,226	(91)
Benefits paid	(1,765)	(1,558)
Amendments	—	86
Benefit obligation at end of period	36,450	32,253
Change in plan assets		
Fair value of plan assets at beginning of period	27,650	29,796
Actual return on plan assets	(3,755)	(716)
Employer contributions	128	128
Benefits paid	(1,766)	(1,558)
Fair value of plan assets at end of period	22,257	27,650
Funded status	(14,193)	(4,603)
Unrecognized net actuarial loss (gain)	(10)	5,097
Unrecognized prior service cost	14,984	19
Minimum pension liability adjustment	(9,721)	—
Prepaid (accrued) pension cost, net	$(8,940)	$ 513

The accrued pension cost of $8.9 million at December 31, 2002 is included in other liabilities and deferred credits in the accompanying Consolidated Balance Sheets. The net prepaid pension cost of $0.5 million at December 31, 2001 is recognized in the accompanying Consolidated Balance Sheets as prepaid pension cost of $2.0 million, which is included in other assets and deferred debits, and accrued benefit cost of $1.5 million, which is included in other liabilities and deferred credits. The defined benefit plans with accumulated benefit obligations in excess of plan assets had projected benefit obligations totaling $36.5 million and $1.5 million at December 31, 2002 and 2001, respectively. Those plans had accumulated benefit obligations totaling $31.2 million and $1.5 million, respectively, plan assets totaling $22.3 million at December 31, 2002, and no plan assets at December 31, 2001.

Due to a combination of decreases in the fair value of plan assets and a decrease in the discount rate used to measure the pension obligation, a minimum pension liability adjustment of $9.7 million was recorded at December 31, 2002. This adjustment resulted in an after tax charge of $5.9 million to accumulated other comprehensive loss, a component of common stock equity.

B. Retiree Health and Life Insurance Benefits

In addition to pension benefits, the Company provides contributory other postretirement benefits (OPEB), including certain health care and life insurance benefits, for retired employees who meet specified criteria.

The components of net periodic OPEB cost are:

	2002	2001	2000
	(In Thousands)		
Service cost	$ 325	$ 353	$ 472
Interest cost	695	693	668
Amortization of prior service cost	21	71	107
Amortization of transition obligation	183	215	237
Amortization of actuarial gain	(39)	(23)	(34)
Net periodic benefit cost	$1,185	$1,309	$1,450

Prior service costs and benefits are amortized on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses in excess of 10.0% of the greater of the OPEB obligation or the market-related value of assets are amortized over the average remaining service period of active participants.

Reconciliations of the changes in the plan's benefit obligations and the plan's funded status are:

	2002	2001
	(In Thousands)	
Change in benefit obligation		
Benefit obligation at beginning of period	$ 9,406	$10,906
Service cost	325	353
Interest cost	695	693
Actuarial loss (gain)	1,512	(645)
Benefits paid	(513)	(406)
Amendments	—	(1,495)
Benefit obligation at end of period	11,425	9,406
Change in plan assets		
Fair value of plan assets at beginning of period	—	—
Employer contributions	513	406
Benefits paid	(513)	(406)
Fair value of plan assets at end of period	—	—
Funded status	(11,425)	(9,406)
Unrecognized net actuarial (gain) loss	3,041	1,490
Unrecognized transition obligation	1,842	2,025
Unrecognized prior service cost	147	168
Accrued postretirement benefit liability	$ (6,395)	$(5,723)

The assumptions used to measure the OPEB obligation are:

	2002	2001
Weighted average discount rate	6.6%	7.5%
Initial medical cost trend rate for pre-Medicare benefits	7.5%	7.5%
Initial medical cost trend rate for post-Medicare benefits	7.5%	7.5%
Ultimate medical cost trend rate	5.25%	5.0%
Year ultimate medical cost trend rate is achieved	2009	2008

The assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have had the following effects for the year ended 2002:

	(In Thousands)
	One Percentage Point Increase
Effect on total of service and interest cost components	$ 159
Effect on postretirement benefit obligation	$ 1,130
	One Percentage Point Decrease
Effect on total of service and interest cost components	$ (137)
Effect on postretirement benefit obligation	$(1,028)

Note 11. Commitments and Contingencies:

NCNG is subject to federal, state and local regulations addressing air and water quality, hazardous and solid waste management and other environmental matters.

Various organic materials associated with the production of manufactured gas, generally referred to as coal tar, are regulated under federal and state laws. There are five former manufactured gas plant (MGP) sites to which the Company, with other potentially responsible parties, is participating in investigating and, if necessary, remediating with several regulatory agencies, including, but not limited to, the U.S. Environmental Protection Agency (EPA), and the North Carolina Department of Environment and Natural Resources, Division of Waste Management.

As of December 31, 2002 and 2001, NCNG has accrued approximately $2.8 million and $2.7 million, respectively for remediation costs at these sites. These accruals have been recorded on an undiscounted basis. NCNG measures its liability for these sites based on available evidence including its experience in investigation and remediation of contaminated sites, which also involves assessing and developing cost-sharing arrangements with other potentially responsible parties. NCNG will accrue costs for the sites to the extent its liability is probable and the costs can be reasonably estimated. NCNG does not believe it can provide an estimate of the reasonably possible total remediation costs beyond the accrual because two of the five sites associated with NCNG have not begun investigation activities. Therefore, NCNG cannot currently determine the total costs that may be incurred in connection with the investigation and/or remediation of all sites. The Company cannot predict the outcome of these matters.

NCNG is periodically notified by regulators such as the EPA and various state agencies of their involvement or potential involvement in sites, other than MGP sites, that may require investigation and/or remediation. The Company cannot predict the outcome of these matters.

NCNG has filed claims with the Company's general liability insurance carriers to recover costs arising out of actual or potential environmental liabilities. The Company cannot predict the outcome of pending matters.

NCNG is engaged in various long-term agreements involving operating leases for office space. Rental expenses on these leases totaled $0.3 million during 2002, 2001 and 2000. Estimated annual payments for these lease agreements are approximately $0.3 million for 2003 through 2007.

The Company is involved in various litigation matters in the ordinary course of business. Where appropriate, accruals have been made in accordance with SFAS No. 5, "Accounting for Contingencies," to provide for such matters. In the opinion of management, the final disposition of pending litigation would not have a material adverse effect on the Company's results of operations or financial position.

Note 12.   Subsequent Events

In March 2003, the Company filed a request with the NCUC, seeking a $46.9 million increase in natural gas service rates for its customers to be effective November 1, 2003. NCNG is seeking a return on its utility infrastructure investments and the recovery of increased operation costs. In September 2003, the Company reached an agreement in principle with the Public Staff of the NCUC and other interested parties to increase rates. The Company expects the NCUC to issue an Order in this proceeding in October 2003. The Company cannot predict the outcome of this matter.

On September 30, 2003, Progress Energy closed the sale of NCNG to Piedmont Natural Gas Company, Inc. for net proceeds of approximately $443 million.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
of North Carolina Natural Gas Corporation:

We have audited the accompanying consolidated balance sheets of North Carolina Natural Gas Corporation and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, changes in capitalization and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of North Carolina Natural Gas Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, in 2002 the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142.

As discussed in Note 2 to the financial statements, the accompanying financial statements have been restated.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina

April 7, 2003
(October 24, 2003 as to Notes 2 and 12)

North Carolina Natural Gas Corporation

Interim Financial Statements (Unaudited)
As of June 30, 2003 and December 31, 2002 (restated) and
for the Six Month Periods Ended June 30, 2003 and 2002

North Carolina Natural Gas Corporation
Consolidated Balance Sheets (Unaudited)
June 30, 2003 and December 2002

	June 30 2003	December 31 2002 Restated (1)
	(In thousands)	
Assets		
Utility Plant		
Gas utility plant in service	$ 567,191	$ 554,738
Accumulated depreciation	(189,459)	(179,086)
Utility plant in service, net	377,732	375,652
Construction work in progress	10,208	18,127
Total Utility Plant, Net	387,940	393,779
Current assets		
Cash and cash equivalents	263	762
Accounts receivable, net	18,149	34,856
Unbilled accounts receivable	2,672	14,515
Income taxes receivable	6,273	—
Accounts receivable from affiliated companies	2,915	3,644
Inventory	18,889	17,198
Recoverable purchased gas costs	15,781	—
Restricted cash — expansion fund	5,608	5,577
Other current assets	613	67
Total Current Assets	71,163	76,619
Deferred Debits and Other Assets		
Goodwill	43,022	43,022
Unamortized debt expense	2,562	2,803
Diversified business property, net	923	928
Miscellaneous other property and investments	5,644	5,690
Recoverable environmental costs	4,348	4,447
Other assets and deferred debits	251	104
Total Deferred Debits and Other Assets	56,750	56,994
Total Assets	$ 515,853	$ 527,392
Capitalization and Liabilities		
Capitalization		
Common stock, par value $0.10; 100 shares authorized; 100 shares issued and outstanding	$ —	$ —
Capital in excess of par value	417,658	417,645
Accumulated other comprehensive loss	(5,883)	(5,883)
Retained deficit	(161,841)	(165,239)
Total Capitalization	249,934	246,523
Current Liabilities		
Accounts payable	19,124	36,109
Accounts payable to affiliated companies	29,596	14,567
Notes payable to affiliated companies	150,000	150,000
Income taxes payable	—	1,806
Interest accrued	455	426
Deferred gas costs	—	14,300
Other current liabilities	17,360	15,956
Total Current Liabilities	216,535	233,164
Deferred Credits and Other Liabilities		
Accumulated deferred income taxes	28,578	27,172
Accumulated deferred investment tax credits	1,619	1,685
Regulatory liability for income taxes, net	1,252	1,382
Other liabilities and deferred credits	17,935	17,466
Total Deferred Credits and Other Liabilities	49,384	47,705
Total Capitalization and Liabilities	$ 515,853	$ 527,392

See Notes to Consolidated Interim Financial Statements.

(1) See Note 2 to the Consolidated Interim Financial Statements regarding the restatement of the financial statements.

North Carolina Natural Gas Corporation
Consolidated Statements of Income and Comprehensive Income (Unaudited)
Six Months Ended June 30, 2003 and 2002

	Six Months Ended June 30	
	2003	2002
	(In thousands)	
Operating Revenues		
Natural gas revenues	$217,293	$151,002
Diversified business revenues	47	22
Total operating revenues	217,340	151,024
Operating Expenses		
Cost of gas	170,890	104,550
Other operation and maintenance	23,532	22,090
Depreciation and amortization	10,423	9,518
General taxes	2,997	2,403
Total Operating Expenses	207,842	138,561
Operating Income	9,498	12,463
Other Income	1,138	1,447
Interest Charges	5,226	5,207
Income Before Income Taxes and Cumulative Effect of Accounting Change	5,410	8,703
Income Taxes	2,012	1,314
Income Before Cumulative Effect of Accounting Change	3,398	7,389
Cumulative Effect of Accounting Change	—	(52,294)
Net Income (Loss)	3,398	(44,905)
Comprehensive Income (Loss)	$ 3,398	$(44,905)

See Notes to Consolidated Interim Financial Statements.

North Carolina Natural Gas Corporation
Consolidated Statements of Cash Flows (Unaudited)
Six Months Ended June 30, 2003 and 2002

	Six Months Ended June 30	
	2003	2002
	(In thousands)	
Operating Activities		
Net income (loss)	$ 3,398	$(44,905)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Cumulative effect of accounting change	—	52,294
Depreciation and amortization	10,423	9,518
Deferred income taxes	1,406	5,805
Investment tax credit	(66)	(96)
Deferred fuel credit	(30,081)	8,629
Net changes in other assets and liabilities:		
Accounts receivable from affiliated companies	729	(1,168)
Accounts receivable, billed and unbilled	28,550	9,970
Inventory	(1,691)	4,510
Deferred gas — unbilled volumes	—	6,002
Other assets	(625)	1,529
Income taxes	(8,079)	(6,640)
Accounts payable to affiliated companies	3,793	(24,067)
Accounts payable	(16,985)	(5,135)
Current and accrued liabilities	1,433	990
Other	626	(5,339)
Net Cash Provided by (Used In) Operating Activities	(7,169)	11,897
Investing Activities		
Property additions	(4,579)	(9,538)
Net Cash Used in Investing Activities	(4,579)	(9,538)
Financing Activities		
Net changes in advances from affiliate	11,236	(2,957)
Issuance of common stock on deferred compensation plans for retired directors	13	14
Net Cash Provided by (Used In) Financing Activities	11,249	(2,943)
Net Decrease in Cash and Cash Equivalents	(499)	(584)
Cash and Cash Equivalents at Beginning of the Period	762	711
Cash and Cash Equivalents at End of the Period	$ 263	$ 127
Supplemental Disclosures of Cash Flow Information		
Cash paid during the period:		
Interest	$ 5,755	$ 5,003
Income Taxes	$ 8,997	$ 7,644

See Notes to Consolidated Interim Financial Statements.

North Carolina Natural Gas Corporation
Notes to Consolidated Interim Financial Statements

Note 1.   Organization and Basis of Presentation
A. *Organization*

North Carolina Natural Gas Corporation (NCNG or the Company) is a public service company primarily engaged in transporting and distributing natural gas in portions of North Carolina. NCNG is a wholly owned subsidiary of Progress Energy, Inc. (Progress Energy or PGN), which was formed as a result of the reorganization of Carolina Power & Light (CP&L) into a holding company structure on June 19, 2000. All shares of common stock of CP&L were exchanged for an equal number of shares of PGN. On July 1, 2000, CP&L distributed its ownership interest in the stock of NCNG to PGN. PGN is a registered holding company under the Public Utility Holding Company Act (PUCHA) of 1935. Both PGN and its subsidiaries are subject to the regulatory provisions of the PUCHA.

B.   *Basis of Presentation*

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the activities of the Company and its majority-owned subsidiaries, NCNG Pineneedle Investment Corporation, NCNG Cardinal Pipeline Investment Corporation, and Cape Fear Energy Corporation. Significant intercompany balances and transactions have been eliminated in consolidation except as permitted by Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," which provides that profits on intercompany sales to regulated affiliates are not eliminated if the sales price is reasonable and the future recovery of the sales price through the rate making process is probable. The accounting records are maintained in accordance with uniform systems of accounts prescribed by the North Carolina Utilities Commission (NCUC).

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. Because the accompanying consolidated interim financial statements do not include all of the information and footnotes required by GAAP, they should be read in conjunction with the audited financial statements for the period ended December 31, 2002 and notes thereto.

The amounts included in the consolidated interim financial statements are unaudited but, in the opinion of management, reflect all normal recurring adjustments necessary to fairly present the Company's financial position and results of operations for the interim periods. Due to seasonal weather, the results of operations for interim periods are not necessarily indicative of amounts expected for the entire year or future periods.

In preparing financial statements that conform with GAAP, management must make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses reflected during the reporting period. Actual results could differ from those estimates. Certain amounts for 2002 have been reclassified to conform to the 2003 presentation.

In accordance with an Securities and Exchange Commission (SEC) order under PUHCA, effective in the second quarter of 2002, tax benefits not related to acquisition interest expense that were previously held allocated at PGN must be allocated to PGN's profitable subsidiaries. For the six months ended June 2002, the reallocation decreased income tax expense by approximately $1.5 million. For the six months ended June 2003, there was no impact on income tax expense.

Note 2. Restatement of Financial Statements

Subsequent to the issuance of the Company's 2002 consolidated financial statements, the Company determined it had not properly accounted for the difference between its estimated lost and unaccounted for gas volumes to the actual volumes in 2002 and prior periods. At December 31, 2002, Unbilled accounts receivable and Retained earnings were overstated and the Deferred gas costs liability was understated.

The Company has restated the 2002 balance sheet from amounts previously reported to properly account for the actual lost and unaccounted for gas volumes.

A summary of the significant effects of the restatement is as follows:

	As previously reported	As restated
December 31, 2002		
Unbilled accounts receivable	$ 16,565	$ 14,515
Retained deficit	$(163,733)	$(165,239)
Income taxes payable	$ 2,790	$ 1,806
Deferred gas costs	$ 13,860	$ 14,300

Note 3. Impact of New Accounting Standards

The Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations," in July 2001. This statement provides accounting and disclosure requirements for retirement obligations associated with long-lived assets and is effective January 1, 2003. This statement requires that the present value of retirement costs for which NCNG has a legal obligation be recorded as liabilities with an equivalent amount added to the asset cost and depreciated over an appropriate period. The liability is then accreted over time by applying an interest method of allocation to the liability. Cumulative accretion and accumulated depreciation will be recognized for the time period from the date the liability would have been recognized had the provisions of this statement been in effect, to the date of adoption of this Statement. The cumulative effect of implementing this Statement is to be recognized as a change in accounting principle. The adoption of this statement had no impact on NCNG's net income.

The depreciation rates are comprised of two components, one based on average service life and one based on cost of removal. The regulatory commission approves these depreciation rates. NCNG accrues estimated costs of removal of long-lived assets through depreciation expense, with a corresponding credit to accumulated depreciation. Because these estimated removal costs meet the requirements of Statement 71, these accumulated costs are not classified as liabilities rather these removal costs are included as a component of depreciation in accordance with this regulatory treatment. As of June 30, 2003, the portion of such costs not representing asset retirement obligations under SFAS No. 143 were $39.2 million. This amount is included in accumulated depreciation on the accompanying Consolidated Balance Sheets.

The FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation" in December 2002. The Company measures compensation expense for stock options as the difference between the market price of its common stock and the exercise price of the option at the grant date. Accordingly, no compensation expense has been recognized for stock option grants.

For purposes of the pro forma disclosures required by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123," the estimated fair value of the Company's stock options is amortized to expense over the options' vesting period. The Company's pro forma information related to the impact on earnings assuming stock options were expensed for the six months ended June 30 2003 and 2002 is as follows:

	2003	2002
	(in thousands)	
Net income, as reported	$3,398	$(44,905)
Deduct: Total stock option expense determined under fair value method for all awards, net of related tax effects	21	15
Proforma net income	$3,377	$(44,920)

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The statement amends and clarifies SFAS No. 133 on accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The new guidance incorporates decisions made as part of the Derivatives Implementation Group (DIG) process, as well as decisions regarding implementation issues raised in relation to the application of the definition of a derivative. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The Company is currently evaluating what effects, if any, this statement will have on its results of operations and financial position.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51" (FIN No. 46). This interpretation provides guidance related to identifying variable interest entities (previously known as special purpose entities or SPEs) and determining whether such entities should be consolidated. Certain disclosures are required if it is reasonably possible that a company will consolidate or disclose information about a variable interest entity when it initially applies FIN No. 46. This interpretation must be applied immediately to variable interest entities created or obtained after January 31, 2003. During the first six months of 2003, NCNG did not participate in the creation of, or obtain a new variable interest in, any variable interest entity. For those variable interest entities created or obtained on or before January 31, 2003, NCNG must apply the provisions of FIN No. 46 in the fourth quarter of 2003. NCNG is currently evaluating what effects, if any, this interpretation will have on its results of operations and financial position. NCNG is in the final stages of completing the adoption of FIN No. 46, but does not expect the results to have a material impact on its consolidated financial position, results of operation or liquidity.

In May 2003, the Emerging Issues Task Force (EITF) reached a consensus in EITF Issue No. 03-04 to specifically address the accounting for certain cash balance pension plans. The consensus reached in EITF Issue No. 03-04 requires certain cash balance pension plans to be accounted for as defined benefit plans. For cash balance plans described in the consensus, the consensus also requires the benefit obligation and annual cost of benefits earned as opposed to the projected unit credit method. NCNG has historically accounted for its cash balance plans as defined benefit plans; however, NCNG is required to adopt the measurement provisions of EITF 03-04 at its cash balance plans' next measurement date of December 31, 2003. Any differences in the measurement of the obligations as a result of applying the consensus will be reported as a component of actuarial gain or loss. NCNG is currently evaluating what effects EITF 03-04 will have on its results of operations and financial position.

Note 4. Commitments and Contingencies

NCNG is subject to federal, state and local regulations addressing air and water quality, hazardous and solid waste management and other environmental matters.

Various organic materials associated with the production of manufactured gas, generally referred to as coal tar, are regulated under federal and state laws. There are five former manufactured gas plant (MGP) sites to which the Company, with other potentially responsible parties, is participating in investigating and, if necessary, remediating with several regulatory agencies, including, but not limited to, the U.S. Environmental Protection Agency (EPA), and the North Carolina Department of Environment and Natural Resources, Division of Waste Management.

As of June 30, 2003, NCNG has accrued approximately $2.3 million for remediation costs at these sites. These accruals have been recorded on an undiscounted basis. NCNG measures its liability for these sites based on available evidence including its experience in investigation and remediation of contaminated sites, which also involves assessing and developing cost-sharing arrangements with other potentially responsible parties. NCNG will accrue costs for the sites to the extent its liability is probable and the costs can be reasonably estimated. NCNG does not believe it can provide an estimate of the reasonably possible total remediation costs beyond the accrual because two of the five sites associated with NCNG have not begun investigation activities. Therefore, NCNG cannot currently determine the total costs that may be incurred in connection with the investigation and/or remediation of all sites. The Company cannot predict the outcome of these matters.

NCNG is periodically notified by regulators such as the EPA and various state agencies of their involvement or potential involvement in sites, other than MGP sites, that may require investigation and/or remediation. The Company cannot predict the outcome of these matters.

NCNG has filed claims with the Company's general liability insurance carriers to recover costs arising out of actual or potential environmental liabilities. The Company cannot predict the outcome of pending matters.

NCNG is engaged in various long-term agreements involving operating leases for office space. Rental expenses on these leases totaled $150 thousand during the six-month periods ending June 30, 2003 and 2002. Estimated annual payments for these lease agreements are approximately $0.3 million for 2003 through 2007.

The Company is involved in various litigation matters in the ordinary course of business. Where appropriate, accruals have been made in accordance with SFAS No. 5, "Accounting for Contingencies," to provide for such matters. In the opinion of management, the final disposition of pending litigation would not have a material adverse effect on the Company's results of operations or financial position.

Note 5. Regulatory Matters

In March 2003, the Company filed a request with the NCUC, seeking a $46.9 million increase in natural gas service rates for its customers to be effective November 1, 2003. NCNG is seeking a return on its utility infrastructure investments and the recovery of increased operating costs. In

North Carolina Natural Gas Corporation

Notes to Consolidated Interim Financial Statements — (Continued)

September 2003, the Company reached an agreement in principle with the Public Staff of the NCUC and other interested parties to increase rates. The Company expects the NCUC to issue an Order in this proceeding in October 2003. The Company cannot predict the outcome of this matter.

Note 6.   Subsequent Event

On September 30, 2003, PGN closed the sale of NCNG to Piedmont Natural Gas Company, Inc. for net proceeds of approximately $443 million.

$250,000,000

PIEDMONT NATURAL GAS COMPANY, INC.

$100,000,000   % Notes, Series E, Due 2013
$50,000,000   % Notes, Series E, Due 2023
$100,000,000   % Notes, Series E, Due 2033

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.
        Wachovia Securities
                U.S. Bancorp Piper Jaffray
                        Sun Trust Robinson Humphrey
                                BB&T Capital Markets

PART II.   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution

The following table sets forth the various expenses to be paid by the Registrant in connection with the sale and distribution of the Debt Securities being registered hereby, other than underwriting or broker dealer fees, discounts and commissions. All amounts are estimated except for the Securities Act registration fee.

Securities Act registration fee	$ 40,450
Printing and engraving	20,000
Legal fees and expenses	140,000
Accounting fees and expenses	110,000
Rating agency fees	82,000
Blue Sky fees and expenses	5,000
Trustee's Fees and Expenses	3,500
Miscellaneous expenses	7,500
Total	$408,450

Item 15.   Indemnification Of Directors And Officers

Sections 55-8-51 through 55-8-57 of the North Carolina Business Corporation Act (the "NCBCA") and our Articles of Incorporation and By-Laws provide for indemnification of our directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended. We have insurance covering expenditures we might incur in connection with the lawful indemnification of our directors and officers for their liabilities and expenses. Our directors and officers also have insurance which insures them against certain liabilities and expenses.

As authorized by the NCBCA, and to the fullest extent permitted by it, our Articles of Incorporation provide that a director will not be liable to Piedmont or to any Piedmont shareholder for monetary damages arising from the director's breach of his or her duties as a director. The NCBCA permits these provisions, except for (i) acts or omissions that the director at the time of the breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) unlawful distributions and (iii) any transaction from which the director derived an improper personal benefit.

The NCBCA provides directors and officers with a right to indemnification relating to official conduct when the director or officer has been wholly successful in defense of a claim. In addition, a director or officer without the right to indemnification may apply to a court for an order requiring the corporation to indemnify the director or officer in a particular case.

The NCBCA also authorizes a corporation to indemnify directors and officers beyond the indemnification rights granted by law. Our By-Laws provide that any person who is or was a director or officer of Piedmont and any person who at the request of Piedmont serves or has served as a director or officer (or in any position of similar authority) of any other corporation or other enterprise, including as an individual trustee under any employee benefit plan, will be reimbursed and indemnified against liability and expenses incurred by that person in connection with any action, suit or proceeding arising out of that person's status as a director or officer if that person's acts or omissions were not known or believed by him or her to be clearly in conflict with our best interests.

Reference is made to the forms of Underwriting Agreement and Agency Agreement filed as Exhibits 1.1, 1.2 and 1.3 hereto which contain provisions for indemnification of us, our directors, officers and any controlling persons by underwriters against certain liabilities for information furnished by such underwriters expressly for use in this Registration Statement and Post-Effective Amendment No. 3. This indemnity applies only to the extent that any such information was made in these documents in reliance upon and in conformity with written instruction furnished to us by the underwriters or agents specifically for use therein. The only statements that fall within this indemnity are those statements set forth in the cover page describing the distribution of our securities by the underwriters or agents and under the heading "Plan of Distribution" in the prospectus.

Item 16.   List of Exhibits

See "Index to Exhibits" on page II-5.

Item 17. Undertakings

A. Undertaking Related to Rule 415 Offering:

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, That paragraphs (a)1(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. Undertaking Related to Filings Incorporating Subsequent Exchange Act Documents by Reference:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Indemnification

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

D. Undertaking Related to Eligibility under the Trust Indenture Act

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of any trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 and Post-Effective Amendment No. 3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on the 28th day of October, 2003.

PIEDMONT NATURAL GAS COMPANY, INC.

By: /s/   THOMAS E. SKAINS

Thomas E. Skains,
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 and Post-Effective Amendment No. 3 have been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ THOMAS E. SKAINS Thomas E. Skains	Director, President and Chief Executive Officer	October 28, 2003
/s/ DAVID J. DZURICKY David J. Dzuricky	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	October 28, 2003
/s/ BARRY L. GUY Barry L. Guy	Vice President and Controller (Principal Accounting Officer)	October 28, 2003
/s/ JERRY W. AMOS Jerry W. Amos	Director	October 28, 2003
/s/ C. M. BUTLER III C. M. Butler III	Director	October 28, 2003
/s/ D. HAYES CLEMENT D. Hayes Clement	Director	October 28, 2003
/s/ MALCOLM E. EVERETT III Malcolm E. Everett III	Director	October 28, 2003
/s/ JOHN W. HARRIS John W. Harris	Director	October 28, 2003
/s/ AUBREY B. HARWELL, JR. Aubrey B. Harwell, Jr.	Director	October 28, 2003
 Muriel W. Helms	Director	
/s/ DONALD S. RUSSELL Donald S. Russell	Director	October 28, 2003

INDEX TO EXHIBITS

1.1 — Form of Underwriting Agreement (Debt).*‡

1.2 — Form of Underwriting Agreement (Equity).*†

1.3 — Form of Agency Agreement.†

4.1 — Indenture dated as of April 1, 1993, between Piedmont Natural Gas Company, Inc., and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 of the Company's Form S-3 Registration Statement No. 33-59369 filed on August 9, 1995).

4.2 — First Supplemental Indenture dated as of February 25, 1994, between PNG Acquisition Company, Piedmont Natural Gas Company, Inc., and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.2 of the Company's Form S-3 Registration Statement No. 33-59369 filed on August 9, 1995).

4.3 — Second Supplemental Indenture dated as of June 15, 2003, between Piedmont Natural Gas Company, Inc. and Citibank, N.A., as Trustee.†

4.4 — Form of Debt Security.*

4.5 — Form of Master Global Note (incorporated by reference to Exhibit 4.4 of the Company's Form S-3 Registration Statement No. 333-62222 filed on June 4, 2001).

4.6 — Copy of Articles of Incorporation of the Company, filed with the North Carolina Secretary of State on December 14, 1993 (incorporated by reference to Exhibit 2 of the Company's Form 8-B filed on March 2, 1994).

4.7 — Copy of Certificate of Merger (New York) and Articles of Merger (North Carolina), each dated March 1, 1994, evidencing merger of Piedmont Natural Gas Company, Inc., with and into PNG Acquisition Company, with PNG Acquisition Company being renamed "Piedmont Natural Gas Company, Inc." (incorporated by reference to Exhibits 3.2 and 3.1 of the Company's Form 8-B filed on March 2, 1994).

4.8 — By-Laws of the Company, as amended (incorporated by reference to Exhibit 3.1 of the Company's Form 10-Q for the quarterly period ended January 31, 2002).

4.9 — Copy of Rights Agreement dated as of February 27, 1998, between the Company and Wachovia Bank, N.A., as Rights Agent, including the Rights Certificate (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated February 27, 1998).

4.10 — Specimen Common Stock Certificate (incorporated by reference to Exhibit 3.3 of the Company's Registration Statement on Form 8-B dated March 2, 1994).

5.1 — Opinion of Nelson, Mullins, Riley & Scarborough, L.L.P., regarding legality of securities being registered.‡

5.2 — Opinion of Orrick, Herrington & Sutcliffe LLP regarding legality of debt securities being issued under New York law.‡

12.1 — Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to Exhibit 12 of the Company's Form 10-Q for the quarterly period ended July 31, 2003).

23.1 — Consent of Nelson, Mullins, Riley & Scarborough, LLP (included in Exhibit 5.1).

23.2 — Independent Auditors' Consent.

23.3 — Independent Auditors' Consent.

23.4 — Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.2).

25.1 — Statement of Eligibility of Trustee on Form T-1.†

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* The Company will file any forms of securities and underwriting agreements not previously so filed in a Current Report on Form 8-K.

† Previously Filed.